11/7

[redacted]

08005833

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Investment Ltd

*CURRENT ADDRESS

PROCESSED

NOV 1 4 2008 E

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03964 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 11-13-08

082-03964

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Stock Code: 97



RECEIVED
2008 NOV -7 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2008
ANNUAL REPORT

Henderson Land Group Structure

Market capitalization as at 30 June 2008

Henderson Land Development Company Limited: HK$104 billion

Six listed companies of the Group: HK$246 billion


Henderson Land Development Company Limited
Investment holding, property development and investment in Hong Kong and mainland China, hotel operation, project and property management, construction and provision of finance
31.36%
Hong Kong Ferry (Holdings) Company Limited
Property development and investment
67.94%
Henderson Investment Limited
Infrastructure
39.06%
The Hong Kong and China Gas Company Limited
Production and distribution of gas in Hong Kong and mainland China
44.21%
Miramar Hotel and Investment Company, Limited
Property investment, hotel operation and travel business
45.63%
Towngas China Company Limited
Sale and distribution of liquefied petroleum gas and natural gas in mainland China

Note: all percentage shareholdings shown above were figures as of 30 June 2008

Highlights of Annual Results

	Note	2008 HK$ million	2007 (re-stated) HK$ million	Change
Profit for the year	*1*			
– Continuing operations		**125**	222	-44%
– Discontinued operations		**35,265**	5,169	+582%
		35,390	5,391	+557%
Net asset value	*1*	**1,630**	16,962	-90%
		HK$	HK$	
Earnings per share – basic and diluted	*1*			
– Continuing operations		**0.04**	0.07	-43%
– Discontinued operations		**11.57**	1.70	+581%
		11.61	1.77	+556%
Dividends per share	*1&2*	**0.04**	0.28	-86%
Net asset value per share	*1*	**0.53**	5.57	-90%

Notes:

1 *The profits, earnings, dividends, and net asset values shown or referred to above were all attributable to equity shareholders of the Company.*

2 *Dividends per share excluded the distributions of HK$16.4938 (2007: HK$5) per share following the sale of assets and share premium reduction in both years.*

Dear Shareholders

On behalf of your Board, I am pleased to report on the operations of the Group for the year ended 30 June 2008.

Disposal of the Group's Entire Interest in The Hong Kong and China Gas Company Limited to Henderson Land Development Company Limited

On 2 October 2007, the Company and Henderson Land Development Company Limited ("Henderson Land") entered into an agreement providing for the acquisition by Henderson Land of the Group's entire interest in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), representing approximately 39.06% of the total issued share capital of Hong Kong and China Gas. The consideration for the acquisition comprised (i) the issue to the Company of a share entitlement note (the "Share Entitlement Note"), which conferred on the holder the right to call for the issue by Henderson Land of 636,891,425 shares (including entitlement to Henderson Land's final dividend for the year ended 30 June 2007); and (ii) approximately HK$3,707 million in cash. On 7 November 2007, Henderson Land agreed to increase the cash consideration for the acquisition by approximately HK$3,121 million as an additional incentive to Shareholders of the Company, making a total cash consideration of approximately HK$6,828 million in addition to the Share Entitlement Note.

At an extraordinary general meeting of the Company held on 7 December 2007, Shareholders voted overwhelmingly in favour of the transaction. This was a concrete endorsement of the Group's efforts to unlock value for Shareholders.

As part of the transaction which was completed on 17 December 2007, a distribution in specie per share of the entitlement to 0.209 Henderson Land share allotted under the Share Entitlement Note and a cash distribution of HK$1.03 per share was made to Shareholders. With the share premium reduction having become unconditional, a further cash distribution of HK$1.21 per share was made to Shareholders on 25 January 2008, making total cash distributions of HK$2.24 per share or approximately HK$6,826 million in aggregate. A gain of HK$33,781 million from the transaction was recorded by the Group.

Following completion of the transaction, the Group has remained as a listed company focusing on the infrastructure business in mainland China.

Profit and Net Assets

The Group profit attributable to equity Shareholders for the year amounted to HK$35,390 million, representing an increase of HK$29,999 million over the previous year. Earnings per share were HK$11.61 (2007: HK$1.77).

Excluding the profit for the year from discontinued operations of HK$35,265 million, the profit attributable to equity Shareholders for the year from continuing operations amounted to HK$125 million, representing a decrease of HK$97 million or 44% from the previous year. This was mainly attributable to a reduction in bank interest income, the effect of which was partially offset by a higher profit contribution from the infrastructure business for the year. Earnings per share from continuing operations were HK$0.04 (2007: HK$0.07).

The reduction in bank interest income was due to a lower average cash balance maintained by the Group during the year when compared with that for the previous year, following the Group's cash distributions to Shareholders of approximately HK$15,237 million (or HK$5 per share) in June 2007, approximately HK$3,139 million (or HK$1.03 per share) in December 2007 and approximately HK$3,687 million (or HK$1.21 per share) in January 2008.

With the completion of disposal of the Group's entire interest in Hong Kong and China Gas to Henderson Land, the net asset value attributable to equity Shareholders as shown by the consolidated balance sheet at 30 June 2008 amounted to approximately HK$1,630 million or HK$0.53 per share.

Dividends

Your Board recommends the payment of a final dividend of HK$0.02 per share (to Shareholders whose names appear on the Register of Members of the Company on 8 December 2008. Including the interim dividend already paid of HK$0.02 per share, the total dividends for the full year will be HK$0.04 per share (2007: HK$0.28). Warrants for the final dividend will be sent to Shareholders on or before 9 December 2008.

In addition to the interim and final dividends for the year, as mentioned earlier a distribution in specie per share of the entitlement to 0.209 Henderson Land share allotted under the Share Entitlement Note and total cash distributions of HK$2.24 per share or approximately HK$6,826 million in aggregate were approved and made to Shareholders during the year following the disposal of interests in Hong Kong and China Gas and the share premium reduction.

Business Review

Continuing Operations

Infrastructure Business

The Group's infrastructure business comprises interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road, which are both held through China Investment Group Limited except for certain shareholdings in the toll bridge which the Group holds directly. In September 2007, the Group acquired the remaining 35.94% interest in China Investment Group Limited for a cash consideration of approximately HK$145 million, making it a wholly-owned subsidiary of the Group. The Group's effective interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road have thus increased to 60% and 49% respectively.

Hangzhou Qianjiang Third Bridge is situtated on National Highway No.104, a major trunk route linking Beijing and Fujian Province. Completed in 1997, this toll bridge spans approximately 5.8 km over the Qiantangjiang River in Hangzhou, Zhejiang Province and connects the urban parts of Southern Hangzhou and Xiaoshan and Binjiang. It is also an important nodal point for access to major roads leading to the Hangzhou Airport. During the year, its toll revenue amounted to HK$216 million, an increase of HK$78 million or 57%, reflecting the increased traffic volumes following the completion of major repair and maintenance work in October 2006.

Maanshan City Ring Road is a class I highway that stretches approximately 40.5 km around Maanshan, a leading industrial city in Anhui Province. Completed in 1997, it is also the major artery in the National Highway No.205 network with connections to Nanjing-Maanshan Expressway in the North and the Wuhu-Maanshan Expressway in the South. Toll revenue generated from this highway for the year amounted to HK$56 million, an increase of HK$5 million or 10%.

Discontinued Operations

A review of the discontinued operations is contained in the section headed "Financial Review" of this report.

Prospects

As announced by the Company on 27 August 2008, it is currently negotiating with the joint venture partner of Hangzhou Henderson Qianjiang Third Bridge Company Limited (the "Third Bridge JV") to sell the Company's entire 60% equity interest in the Third Bridge JV to the joint venture partner, although no agreement has been entered into. The Company, subject to the entering into of an agreement for the disposal of the interest in the Third Bridge JV, is considering the acquisition of new assets. Shareholders will be kept informed of developments in this respect through appropriate announcements.

Appreciation

I would like to take this opportunity to thank my fellow Directors for their wise counsel and support, and the management and staff at all levels for their dedication, hard work and contributions in the past year.

Lee Shau Kee
Chairman

Hong Kong, 18 September 2008

Management discussion and analysis

Material acquisitions and disposals

Acquisition of remaining interest in China Investment Group Limited

On 29 August 2007, the Group entered into a sale and purchase agreement with certain parties in relation to the acquisition of the remaining 35.94% interest in China Investment Group Limited ("CIG") for a cash consideration of approximately HK$145 million. The acquisition was completed in September 2007 and CIG became a wholly-owned subsidiary of the Company.

Disposal of interest in The Hong Kong and China Gas Company Limited

On 2 October 2007, the Company and Henderson Land Development Company Limited ("Henderson Land") entered into an agreement (as supplemented by a supplemental agreement dated 7 November 2007) in relation to the acquisition by Henderson Land of the Group's entire interest in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), representing approximately 39.06% of the total issued share capital of Hong Kong and China Gas. Details of the transaction are set out in the Chairman's Statement of this annual report.

Disposal of interests in the Ningbo Subsidiaries (as defined below)

The Group previously entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd. 奉化市交通投資公司, a minority shareholder of the Ningbo Subsidiaries (as defined below), to dispose of its entire interests in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") for a cash consideration of RMB70 million (approximately HK$75 million). The transaction was completed during the financial year ended 30 June 2008, as a result of which the Group recognised a gain on disposal of approximately HK$21 million.

Save as disclosed above, the Group did not undertake any significant acquisition or disposal of subsidiaries or assets during the financial year ended 30 June 2008.

Results of operations

The following discussions should be read in conjunction with the Company's consolidated accounts for the financial year ended 30 June 2008.

Turnover and profit

	Turnover		Segment results	
	Year ended 30 June		Year ended 30 June	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Continuing operations — Infrastructure	**272**	189	**193**	131
Discontinued operations				
— Property leasing	**—**	370	**—**	241
— Hotel operation	**—**	91	**—**	29
— Security guard services	**—**	65	**—**	1
— Others	**—**	187	**—**	5
	—	713	**—**	276
	272	902	**193**	407

	Year ended 30 June	
	2008 HK$ million	2007 (re-stated) HK$ million
Profit attributable to equity shareholders of the Company		
— Continuing operations	**125**	222
— Discontinued operations	**35,265**	5,169
Total	**35,390**	5,391
	HK$	HK$
Earnings per share		
— Continuing operations	**0.04**	0.07
— Discontinued operations	**11.57**	1.70
Total	**11.61**	1.77

Continuing operations

The Group's continuing operations comprise the infrastructure business in mainland China, being the operation of a toll bridge in Hangzhou and the operation rights of a toll highway in Maanshan, Anhui Province. Turnover for the financial year amounted to HK$272 million (2007: HK$189 million), representing an increase of HK$83 million, or 44%, over that for the previous financial year. This was mainly attributable to the increase in traffic volume of the toll bridge in Hangzhou following the completion of major repair and maintenance work in October 2006. Profit contribution (representing turnover less direct costs) from the infrastructure business for the financial year increased by HK$61 million, or 44%, to HK$200 million (2007: HK$139 million).

Discontinued operations

The results of the Group's discontinued operations for the financial year comprised mainly (i) the Group's share of post-tax profit of Hong Kong and China Gas of HK$1,484 million for the period from 1 July 2007 to 17 December 2007 (being the completion date of the Group's disposal of its entire interest in Hong Kong and China Gas to Henderson Land, as referred to in the paragraph headed "Material acquisitions and disposals" above); and (ii) the gain on the Group's disposal of its entire interest in Hong Kong and China Gas (as referred to in the paragraph headed "Material acquisitions and disposals" above) of HK$33,781 million.

The Group's share of post-tax profit of Hong Kong and China Gas of HK$1,484 million for the period from 1 July 2007 to 17 December 2007 (Period from 1 July 2006 to 31 December 2006: HK$1,290 million) represents an increase of HK$194 million, or 15%. Such increase is mainly attributable to the increase in profit contribution from the property development segment of Hong Kong and China Gas, for the reason that there were increased property sales of the Grand Waterfront project during the period from 1 July 2007 to 17 December 2007 when compared with the corresponding period from 1 July 2006 to 31 December 2006.

Profit attributable to equity shareholders

Profit attributable to equity shareholders for the financial year amounted to HK$35,390 million (2007: HK$5,391 million), representing an increase of HK$29,999 million over that for the previous financial year.

Profit attributable to equity shareholders from continuing operations for the financial year amounted to HK$125 million (2007 (re-stated): HK$222 million), representing a decrease of HK$97 million, or 44%, from the previous financial year. This was mainly attributable to the fact that the Group earned less bank interest income during the financial year, for the reason that the Group maintained a lower average cash balance during the financial year when compared with that of the previous financial year, subsequent to the Group's cash distributions to shareholders of approximately HK$15,237 million (or HK$5 per share) in June 2007, approximately HK$3,139 million (or HK$1.03 per share) in December 2007 and approximately HK$3,687 million (or HK$1.21 per share) in January 2008. During the financial year, the effect of reduced bank interest income to the Group was partially offset by an increase in profit contribution from the infrastructure business to the Group.

Profit attributable to equity shareholders from discontinued operations for the financial year amounted to HK$35,265 million (2007 (re-stated): HK$5,169 million). The increase of HK$30,096 million was mainly attributable to the gain on disposal of the Group's entire interest in Hong Kong and China Gas (as referred to in the paragraph headed "Material acquisitions and disposals" above) of HK$33,781 million, which is offset against the profits attributable to equity shareholders derived from (i) the Group's interest in Hong Kong and China Gas of HK$1,920 million during the corresponding period from 18 December 2006 to 30 June 2007 (given the completion date of the Group's disposal of its interest in Hong Kong and China Gas to Henderson Land on 17 December 2007); and (ii) certain subsidiaries and associates sold by the Group to Henderson Land during the year ended 30 June 2007 of HK$835 million and the Group's profit on disposal arising therefrom of HK$930 million, all of which amounts did not recur for the year ended 30 June 2008.

Financial resources, liquidity and loan maturity profile

At 30 June 2008, the aggregate amount of the Group's bank borrowings was HK$40 million (2007: HK$29 million). The cash and bank balances, the maturity profile of the bank borrowings and the gearing ratio of the Group were as follows:

	At 30 June 2008 HK$ million	At 30 June 2007 HK$ million
Cash and bank balances	**836**	3,684
Less: Bank borrowings repayable		
— Within 1 year	**11**	23
— After 1 year but within 2 years	**18**	—
— After 2 years but within 5 years	**11**	6
Total bank borrowings	**40**	29
Net cash and bank balances	**796**	3,655
Gearing ratio	**Nil**	Nil

Finance costs for the financial year amounted to HK$5 million (2007: HK$4 million) which were immaterial to the Group's operations.

Based on the Group's net cash and bank balances of HK$796 million at 30 June 2008, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group's financing and treasury activities are centrally managed at the corporate level. The Group's bank borrowings bear floating interest rates and are denominated in Renminbi to finance its infrastructure business in mainland China. During the financial year, the Group did not enter into any derivative financial instruments for speculative or hedging purposes. The Group monitors closely its interest rate exposure and foreign exchange rate exposure (the latter being its investments in the infrastructure business in mainland China which is denominated in Renminbi and is not hedged) and will consider hedging these exposures should the need arise.

Apart from the foregoing, the Group did not have any material exposures to interest rates or foreign exchange rates at 30 June 2008.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2008, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operation rights. At 30 June 2008, the outstanding balance of the Group's secured bank loans was HK$40 million (2007: HK$29 million).

Capital commitments

At 30 June 2008, the Group did not have any capital commitments (2007: Nil).

Contingent liabilities

At 30 June 2008, the Group did not have any contingent liabilities (2007: Nil).

Employees and remuneration policy

At 30 June 2008, the Group had approximately 215 (2007: 330) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the continuing and discontinued operations for the financial year amounted to HK$13 million (2007: HK$125 million).

Five Year Financial Summary

	Note	2004 HK$ million	2005 HK$ million	2006 HK$ million	2007 HK$ million	2008 HK$ million
Profit for the year	1	2,130	3,508	3,667	5,391	35,390
Property, plant and equipment, and investment properties		5,395	5,686	6,696	596	603
Toll highway operation rights		596	562	171	179	186
Interest in associates		13,140	13,716	16,243	14,444	—
Inventories		286	288	310	—	—
Net asset value	1	20,032	21,517	27,653	16,962	1,630
		HK$	HK$	HK$	HK$	HK$
Earnings per share	1	0.76	1.25	1.28	1.77	11.61
Dividends per share	1&2	0.23	0.28	0.28	0.28	0.04
Net asset value per share	1	7.11	7.64	9.07	5.57	0.53

Notes:

1 *The profits, earnings, dividends, and net asset values shown or referred to above were all attributable to equity shareholders of the Company.*

2 *Dividends per share excluded the distributions of HK$5 per share and HK$16.4938 per share approved and paid during the years ended 30 June 2007 and 2008, respectively, following the sale of assets and share premium reduction in both years.*

Corporate Governance Report

The Board of Directors of the Company (the "Board") is pleased to present the Corporate Governance Report of the Company for the year ended 30 June 2008.

A) Commitment to Corporate Governance

The Company acknowledges the importance of good corporate governance practices and procedures and regards a pre-eminent board of directors, sound internal controls and accountability to all shareholders as the core elements of its corporate governance principles. The Company endeavours to ensure that its businesses are conducted in accordance with rules and regulations, and applicable codes and standards.

B) Corporate Governance Practices

During the financial year ended 30 June 2008, the Company applied all those principles as set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited and complied with the relevant code provisions in the Code, with the exception of one deviation as set out under the paragraphs on "Board of Directors" below. The application of the relevant principles is stated in the following paragraphs.

C) Board of Directors

a) Responsibilities

The Board has the responsibility for management of the Company, which includes formulating business strategies, and directing and supervising the Company's affairs, approving interim reports and annual reports, announcements and press releases of interim and final results, considering dividend policy, and approving the issue, allotment or disposal or grant of options in respect of unissued new shares or debentures of the Company. The Board makes board policy decisions and has delegated the responsibility for detailed considerations to the standing committee of the Board (the "Standing Committee").

The day-to-day management, administration and operation of the Company are delegated to the management. The Board gives clear directions to the management as to their powers of management, and circumstances in which the management should report back.

All Directors have full and timely access to all relevant information as well as the advice and services of the Company Secretary, with a view to ensuring that Board procedures and all applicable rules and regulations are followed. The Non-executive Directors and Independent Non-executive Directors may take independent professional advice at the Company's expense in carrying out their functions, after making a request to the Board.

b) Board Composition

The Board currently comprises nineteen members (including alternate director), as detailed below:

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Lee Shau Kee *(Chairman and Managing Director)*	Woo Po Shing	Gordon Kwong Che Keung
Lee Ka Kit *(Vice Chairman)*	Philip Yuen Pak Yiu	Ko Ping Keung
Colin Lam Ko Yin *(Vice Chairman)*	Leung Hay Man	Wu King Cheong
Lee Ka Shing *(Vice Chairman)*	Jackson Woo Ka Biu *(as alternate to Woo Po Shing)*	
Lee Tat Man		
Suen Kwok Lam		
Lee King Yue		
Eddie Lau Yum Chuen		
Li Ning		
Patrick Kwok Ping Ho		
Augustine Wong Ho Ming		
Sit Pak Wing		

The biographical details of the Directors are set out on pages 29 to 32 of this Annual Report. In particular, Dr. Lee Shau Kee is the father of Lee Ka Kit and Lee Ka Shing, father-in-law of Li Ning and the brother of Lee Tat Man. Sir Po-shing Woo is the father of Jackson Woo Ka Biu. Save as aforesaid, none of the members of the Board is related to one another.

The term of office of all Non-executive Directors (including Independent Non-executive Directors) has been fixed for a specific term for three years until 31 December 2010. They are subject to retirement by rotation and re-election at the Company's Annual General Meeting ("AGM") in accordance with the Articles of Association of the Company ("Articles").

During the year ended 30 June 2008, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors with at least one Independent Non-executive Director possessing appropriate professional qualifications, or accounting or related financial management expertise.

The appointment of Independent Non-executive Directors strictly adheres to the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. The Company has received in writing confirmation of their independence from each of the Independent Non-executive Directors and considers them to be independent of the management and free of any relationship that could materially interfere with the exercise of their independent judgment. The Board considers that each of the Non-executive Directors and Independent Non-executive Directors brings his own relevant expertise to the Board.

The roles of the chairman and the chief executive officer of the Company have not been segregated as required by code provision A.2.1 of the Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in business, shall continue in his dual capacity as the Chairman and Managing Director.

c) Appointment and Re-election of Directors

The Board is empowered under the Articles to appoint any person as a Director to fill a casual vacancy on or as an additional member of the Board. Only the most suitable candidates who are experienced and competent and able to fulfill the fiduciary duties and duties of skill, care and diligence would be recommended to the Board for selection.

In accordance with the Company's Articles, new appointments to the Board are subject to re-election by shareholders at the next following AGM. Furthermore, the nearest one-third of the Directors will retire from office by rotation but are eligible for re-election by shareholders at the AGM and the Board will ensure that every Director is subject to retirement by rotation at least once every three years.

d) Board Meetings

i) Number of Meetings and Directors' Attendance

The Board meets from time to time to discuss and exchange ideas on the affairs of the Company. During the year ended 30 June 2008, the Board held five meetings to approve interim/final results announcements and interim/annual reports, to determine the level of dividends, to discuss significant issues and the general operation of the Company and to approve matters and transactions specifically reserved to the Board for its decision. The attendance of the Directors is set out in the table on page 16.

ii) Practices and Conduct of Meetings

Notices of regular Board meetings are given to all Directors at least 14 days before the meetings. For other Board and committee meetings, reasonable notice is generally given.

The Company Secretary of the Company is responsible for taking and keeping minutes of all Board meetings and committee meetings. Draft minutes are normally circulated to Directors for comment within a reasonable time after each meeting and the final signed version is sent to all Directors for their records and open for Directors' inspection.

D) Board Committees

The Board has set up three main Board Committees, namely, the Standing Committee, the Audit Committee and the Remuneration Committee, for overseeing particular aspects of the Company's affairs. The Standing Committee of the Board operates as a general management committee with delegated authority from the Board. The terms of reference of the Audit Committee and the Remuneration Committee are no less exacting than those set out in the Code.

The Board Committees are provided with sufficient resources to discharge their duties and, upon reasonable request, are able to seek independent professional advice in appropriate circumstances, at the Company's expenses.

a) Audit Committee

The Audit Committee was established in December 1998 and reports to the Board. The members of the Audit Committee are:

Independent Non-executive Directors	Non-executive Director
Gordon Kwong Che Keung *(Chairman)*	Leung Hay Man
Ko Ping Keung	
Wu King Cheong	

The Chairman has the appropriate professional qualifications as required under the Listing Rules. None of the members of the Audit Committee was a former partner of the Company's existing external auditors within one year immediately prior to the dates of their respective appointments. All members have appropriate skills and experience in reviewing financial statements as well as addressing significant control and financial issues of public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the authority and duties of the Audit Committee and amongst its principal duties are the review and supervision of the Company's financial reporting process and internal control procedures. The terms of reference of the Audit Committee are available on the Company's website.

The Audit Committee held three meetings during the year ended 30 June 2008. The major work performed by the Audit Committee in respect of the year ended 30 June 2008 included reviewing and recommending the re-appointment of external auditors, approving the terms of engagement (including the remuneration) of the external auditors, reviewing the unaudited interim report and interim results announcement, reviewing the audited accounts and final results announcement for the year ended 30 June 2008, reviewing the work of the Group's internal audit department and assessing the effectiveness of the Group's systems of risk management and internal control.

b) Remuneration Committee

The Remuneration Committee which was established in January 2005 comprises:

Executive Directors	**Independent Non-executive Directors**
Lee Shau Kee	Wu King Cheong *(Chairman)*
Colin Lam Ko Yin	Gordon Kwong Che Keung
	Ko Ping Keung

Each member is sufficiently experienced and is appropriately skilled in the issues of determining executive compensations in public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the specific duties of making recommendations to the Board on the Company's policy and structure for all remuneration of directors and senior management. The terms of reference of the Remuneration Committee are available on the Company's website.

The Remuneration Committee met once during the year ended 30 June 2008. The major work performed by the Remuneration Committee for the year ended 30 June 2008 included reviewing the salary structure of the employees of the Company as well as the remuneration of senior management staff. The Committee also reviewed the remuneration of the Directors with reference to the remuneration level of directors of comparable listed companies.

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance and Appendix 16 to the Listing Rules are set out in note 12 to the accounts on pages 63 and 64. The Directors' fee shall be subject to shareholders' approval at general meetings. Other emoluments shall from time to time be determined by the Board with reference to the Directors' duties and responsibilities and subject to a review by the Remuneration Committee.

c) **Attendance Record at Board, Audit and Remuneration Committees' Meetings**

The attendance of the individual Director at the meetings of the Board, the Audit Committee and the Remuneration Committee during the year ended 30 June 2008 is set out in the following table:

	No. of meetings attended/ No. of meetings held		
	Board	Audit Committee	Remuneration Committee
Executive Directors:			
Lee Shau Kee *(Chairman)*	[1]4/5	N/A	1/1
Lee Ka Kit	[1]4/5	N/A	N/A
Colin Lam Ko Yin	5/5	N/A	1/1
Lee Ka Shing	[1]4/5	N/A	N/A
Lee Tat Man	[1]4/5	N/A	N/A
Suen Kwok Lam	5/5	N/A	N/A
Lee King Yue	5/5	N/A	N/A
Eddie Lau Yum Chuen	5/5	N/A	N/A
Li Ning	[1]3/5	N/A	N/A
Patrick Kwok Ping Ho	5/5	N/A	N/A
Augustine Wong Ho Ming	4/5	N/A	N/A
Sit Pak Wing	5/5	N/A	N/A
Non-executive Directors:			
Woo Po Shing	[2]4/5	N/A	N/A
Philip Yuen Pak Yiu	2/5	N/A	N/A
Leung Hay Man	5/5	2/3	N/A
Independent Non-executive Directors:			
Gordon Kwong Che Keung	5/5	3/3	1/1
Ko Ping Keung	5/5	3/3	1/1
Wu King Cheong	5/5	3/3	1/1

Remarks: 1. *Out of the five meetings of the Board, one Board meeting was held to consider the proposed acquisition of interests in certain companies of the Company by Henderson Land Development Company Limited. Absence of the relevant Directors in the relevant meeting of the Board was due to his deemed interests in the proposed acquisition.*

2. *Four meetings were attended by his alternate, Mr. Jackson Woo Ka Biu.*

E) Directors' Responsibility for the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements for the financial year ended 30 June 2008, which give a true and fair view of the state of affairs of the Company and of the Group at that date and of the Group's results and cash flows for the year then ended and are properly prepared on the going concern basis in accordance with the statutory requirements and applicable accounting standards.

The statement of the Auditors of the Company about their reporting responsibilities on the financial statements of the Company is set out in the Report of the Independent Auditor on page 34.

F) Auditors' Remuneration

For the year ended 30 June 2008, the Auditors of the Company and its subsidiaries would receive approximately HK$0.7 million for audit and audit related services (2007: HK$3.9 million) and HK$0.1 million for non-audit services (2007: HK$3.3 million). The non-audit services rendered were to review the financial information in relation to the Group's consolidated interim accounts for the six months ended 31 December 2007.

G) Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the "Model Code") as the code for dealing in securities of the Company by the Directors. Having made specific enquiries, the Company confirms that all Directors have complied with the required standards as set out in the Model Code.

H) Internal Controls

The Board is responsible for ensuring sound and effective internal control systems to safeguard the shareholders' investment and the Company's assets. The Company has from time to time reviewed the effectiveness of the internal control systems in order to ensure that they meet with the dynamic and ever changing business environment.

The Internal Audit Department of the Company, which reports directly to the Audit Committee and is independent of the Company's daily operations, is responsible for conducting regular audit on the major activities of the Company. Its objective is to ensure that all material controls, including financial, operational and compliance controls and risk management functions are in place and functioning effectively. During the year, the Board has reviewed the effectiveness of the Group's internal control systems through the Internal Audit Department and the Audit Committee.

I) Shareholder Rights and Investor Relations

The Articles contain the rights of shareholders to demand and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights to demand a poll and the poll procedures are included in all circulars in relation to shareholders' meetings and will be explained during the proceedings of shareholders' meetings. In case poll voting is conducted, the poll results will be posted on the websites of the Stock Exchange and the Company on the business day following the shareholders' meeting.

The annual general meetings of the Company provide a forum for communication between the shareholders and the Board. The Chairman of the Board and the chairmen of all the Board Committees, or in their absence, other members of the respective Committees, are available to answer questions at the annual shareholders' meetings.

The Company continues to enhance communications and relationships with its investors. Designated senior management maintains regular communication and dialogue with shareholders, investors and analysts. Enquiries from investors are dealt with in an informative and timely manner.

As a channel to further promote effective communication, the Group maintains a website at http://www.hld.com where the Company's announcements, business developments and operations, financial information, corporate governance practices and other information are posted.

The Directors have pleasure in submitting to shareholders their annual report together with the audited accounts for the year ended 30 June 2008.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries during the year were investment holding and infrastructure business.

An analysis of the Group's revenue and results by business and geographical segments is set out in note 7 to the accounts on pages 56 to 58.

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30 June 2008 are set out on pages 83 and 84.

Group Profit

The profit of the Group for the year ended 30 June 2008 and the state of affairs of the Company and the Group at that date are set out in the accounts on pages 35 to 84.

Dividends

A distribution in specie per share of the entitlement to 0.209 share in Henderson Land Development Company Limited allotted under the Share Entitlement Note (as defined below) and a cash distribution of HK$1.03 per share was made by the Company to its shareholders on 17 December 2007. A further cash distribution of HK$1.21 per share was made by the Company to its shareholders on 25 January 2008. An interim dividend of HK$0.02 per share was also paid on 24 April 2008. The Directors have recommended the payment of a final dividend of HK$0.02 per share to shareholders whose names appear on the Register of Members of the Company on 8 December 2008.

Property, Plant and Equipment

Particulars of the movements in property, plant and equipment during the year are set out in note 17 to the accounts on pages 67 and 68.

Secured Bank Loans

Particulars of secured bank loans of the Company and the Group as at 30 June 2008 are set out in note 25 to the accounts on page 73.

Reserves

Particulars of the movements in reserves during the year are set out in note 31 to the accounts on pages 76 to 79.

Share Capital

Details of movements in the Company's share capital during the year, together with the reasons therefor, are set out in note 31 to the accounts on pages 76 to 79.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on page 11.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance and Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 12 to the accounts on pages 63 and 64.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

Executive Directors

Dr. the Hon. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit
(Vice Chairman)
Colin Lam Ko Yin
(Vice Chairman)
Lee Ka Shing
(Vice Chairman)
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors

Sir Po-shing Woo
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Suen Kwok Lam, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Philip Yuen Pak Yiu and Mr. Wu King Cheong will retire by rotation at the forthcoming annual general meeting in accordance with Article 116 of the Company's Articles of Association and the Code on Corporate Governance Practices and, being eligible, offer themselves for re-election.

Disclosure of Interests

Directors' Interests in Shares

As at 30 June 2008, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Investment Limited	Lee Shau Kee	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	1				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	1				2,076,089,007	2,076,089,007	68.13
	Li Ning	1		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	2	6,666				6,666	0.00
	Lee King Yue	3	1,001,739				1,001,739	0.03
Henderson Land Development Company Limited	Lee Shau Kee	4	7,269,006		1,139,381,866		1,146,650,872	53.41
	Lee Ka Kit	4				1,139,381,866	1,139,381,866	53.07
	Lee Ka Shing	4				1,139,381,866	1,139,381,866	53.07
	Li Ning	4		1,139,381,866			1,139,381,866	53.07
	Lee Tat Man	5	111,393				111,393	0.01
	Lee King Yue	6	252,263		19,800		272,063	0.01
	Woo Ka Biu, Jackson	7		2,000			2,000	0.00

Ordinary Shares (unless otherwise specified) (continued)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	8			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	9			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	10	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	8				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	9				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	10				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	8				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	9				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	10				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	8		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	9		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	10		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares (unless otherwise specified) (continued)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Drinkwater Investment Limited	Leung Hay Man	11			5,000		5,000	4.49
	Woo Po Shing	12			3,250		3,250	2.92
Henfield Properties Limited	Lee Ka Kit	13			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	14			100		100	100.00
	Lee Ka Kit	14				100	100	100.00
	Lee Ka Shing	14				100	100	100.00
	Li Ning	14		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	15			3,240		3,240	80.00
	Lee Ka Kit	15				3,240	3,240	80.00
	Lee Ka Shing	15				3,240	3,240	80.00
	Li Ning	15		3,240			3,240	80.00

Save as disclosed above, none of the Directors or the Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations as defined in the SFO.

Share Option Schemes

The Company and its subsidiaries have no share option schemes.

Arrangements to Purchase Shares or Debentures

At no time during the year ended 30 June 2008 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 30 June 2008, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Riddick (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Hopkins (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Henderson Development Limited *(Note 1)*	2,070,473,859	67.94
Henderson Land Development Company Limited *(Note 1)*	2,070,473,859	67.94
Kingslee S.A. *(Note 1)*	2,070,473,859	67.94
Banshing Investment Limited *(Note 1)*	802,854,200	26.35
Markshing Investment Limited *(Note 1)*	602,398,418	19.77
Covite Investment Limited *(Note 1)*	363,328,900	11.92
Persons other than Substantial Shareholders:		
Gainwise Investment Limited *(Note 1)*	217,250,000	7.13

Notes:

1. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 53.01% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

2. *Mr. Lee Tat Man was the beneficial owner of these shares.*

3. *Mr. Lee King Yue was the beneficial owner of these shares.*

4. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,269,006 shares and for the remaining 1,139,381,866 shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 237,315,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 39.06% held by HL which in turn was 53.01% held by HD; and (v) 1,366,066 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HD and Fu Sang as set out in Note 1, China Gas and HL by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

5. *Mr. Lee Tat Man was the beneficial owner of these shares.*

6. *Of these shares, Mr. Lee King Yue was the beneficial owner of 252,263 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.*

7. *These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.*

8. *These shares were held by Hopkins as trustee of the Unit Trust.*

9. *These shares were held by Hopkins as trustee of the Unit Trust.*

10. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.*

11. *These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.*

12. *These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.*

13. *Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited, an indirect wholly-owned subsidiary of HL.*

14. *Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares of each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all their interests and, liable for all liabilities in Heyield Estate Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.*

15. *Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares of each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all their interests and, liable for all liabilities in Allied Best Investment Limited.*

Interests in Contracts and Connected Transactions

During the year under review, the Group entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"):

(1) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land") made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of the Company, with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-bank Offered Rate quoted by banks. As at 30 June 2008, an amount of approximately HK$16 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

Dr. Lee Shau Kee, Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning were taken to be interested in the above transaction as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's holding company, Henderson Land.

(2) As disclosed in the joint announcement dated 29 August 2007, Uniland Development Limited ("UDL"), a wholly-owned subsidiary of the Company entered into the sale and purchase agreement as the purchaser with seven vendors on 29 August 2007 for the acquisition of 35.94% interest, being all the remaining interest in China Investment Group Limited ("CIG"), the principal business activities of which (including its subsidiaries) are investment holding and the infrastructure business, at a total consideration of HK$145.02 million.

Among the vendors, (a) Wong Ying Wai was a director of CIG, a subsidiary of the Company and Henderson Land; (b) both Gem Gain Enterprises Limited and Greyhound Investments L.P. were substantial shareholders (each holding 10% interest) of CIG; (c) Pearl Assets Limited was a company controlled by Jackson Woo Ka Biu who was a director of CIG and an alternate to Woo Po Shing, a director of both the Company and Henderson Land; and (d) each of Sino Grand Investments Limited and Welson Investment Limited was a company controlled by Wong Ying Wai and Choi Koon Shum respectively, each being a director of CIG, and was therefore an associate of a director of a subsidiary of the Company and Henderson Land. Each of the vendors mentioned in (a) to (d) above was therefore a connected person of the Company and Henderson Land within the meaning of the Listing Rules. The relevant transaction therefore constituted a connected transaction for each of the Company and Henderson Land for the purpose of the Listing Rules. The aggregate consideration paid to the said connected persons amounted to HK$134.26 million.

The above transaction was subject to the reporting and announcement requirements but exempt from independent shareholders' approval requirements under Chapter 14A of the Listing Rules since each of the applicable percentage ratios was less than 2.5%.

(3) On 2 October 2007, the Company and Henderson Land entered into an agreement providing for the disposal by the Group to Henderson Land of the Group's entire interests in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), representing approximately 39.06% of the then total issued share capital of Hong Kong and China Gas (the "Disposal"). The consideration for the Disposal comprised (i) the issue to the Company of a share entitlement note (the "Share Entitlement Note"), which conferred on the holder the right to call for the issue by Henderson Land of 636,891,425 shares of Henderson Land (including entitlement to Henderson Land's final dividend for the year ended 30 June 2007); and (ii) approximately HK$3,707 million in cash. On 7 November 2007, Henderson Land agreed to increase the cash consideration for the acquisition by approximately HK$3,121 million as an additional incentive to the shareholders of the Company. Henderson Land paid an aggregate cash consideration of approximately HK$6,828 million, in addition to the Share Entitlement Note, to the Company.

Henderson Land is a holding company of the Company, and is therefore a connected person of the Company. Accordingly, the above transaction constituted a connected transaction of the Company. As one or more applicable percentage ratio(s) in respect of the Disposal exceeded 75%, the above transaction also constituted a very substantial disposal of the Company. Therefore, for the Company, the above transaction was subject to the announcement, reporting and independent shareholders' approval requirements of Chapters 14 and 14A of the Listing Rules. A circular and a supplemental circular detailing the above transaction were dispatched by the Company to the shareholders of the Company on 20 October 2007 and 14 November 2007 respectively. At the extraordinary general meeting of the Company held on 7 December 2007, the Disposal was approved by independent shareholders of the Company.

As part of the transaction which was completed on 17 December 2007, a distribution in specie per share of the entitlement to 0.209 Henderson Land share allotted under the Share Entitlement Note and a cash distribution of HK$1.03 per share was made by the Company to its shareholders. After the share premium reduction of the Company became unconditional, a further cash distribution of HK$1.21 per share was made by the Company to its shareholders on 25 January 2008.

(4) The material related party transactions set out in note 36 to the accounts on page 81 include transactions that constitute connected/ continuing connected transactions for which the disclosure requirements under the Listing Rules have been met.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.

Directors' Interests in Competing Business

For the year ended 30 June 2008, none of the Directors of the Company has interests in businesses which might compete with the Group.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is of a duration exceeding three years or which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year.

Major Customers and Suppliers

For the financial year ended 30 June 2008:

(1) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent of the Group's total purchases.

(2) The aggregate amount of turnover attributable to the Group's five largest customers accounted for 79% of the Group's total turnover and the amount of turnover attributable to the largest customer included therein accounted for 79% of the Group's total turnover. During the year under review, none of the directors of the Company or any of their associates or any shareholders of the Company (which to the knowledge of the directors, owned more than 5% of the Company's issued share capital) had any beneficial interest in such customer(s) of the Group.

Management Discussion and Analysis

A management discussion and analysis of the Group's annual results is shown on pages 6 to 10.

Retirement Benefits Scheme

Details of the retirement benefits schemes participated by the Group's employees are shown in note 30 to the accounts on page 76.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditors

Deloitte Touche Tohmatsu resigned as auditors of the Company on 14 June 2007 and PricewaterhouseCoopers were appointed to fill the casual vacancy. A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming annual general meeting. Save as disclosed above, there is no change in auditors of the Company in any of the preceding three years.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 12 to 18.

On behalf of the Board

Lee Shau Kee
Chairman

Hong Kong, 18 September 2008

Executive Directors

Dr. the Hon. LEE Shau Kee *GBM, DBA (Hon), DSSc (Hon), LLD (Hon)*, aged 79, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1975 and has been engaged in property development in Hong Kong for more than 50 years. He is also the founder and the chairman and managing director of Henderson Land Development Company Limited ("Henderson Land"), the chairman of The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. Dr. Lee was awarded Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007. Dr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. Dr. Lee is the brother of Mr. Lee Tat Man, the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit aged 45, National Committee Member of the Chinese People's Political Consultative Conference, the People's Republic of China, has been an Executive Director and Vice Chairman of the Company since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the business of Henderson Land Group in the People's Republic of China since 1985. Mr. Lee is also the vice chairman of Henderson Development Limited ("Henderson Development"), and Henderson Land Development Company Limited ("Henderson Land"), as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development and Henderson Land which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin *BSc, ACIB, MBIM, FCILT*, aged 57, has been an Executive Director of the Company since 1988 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 35 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Land Development Company Limited ("Henderson Land") as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. He is a member of the Court of The University of Hong Kong and is a Director of The University of Hong Kong Foundation for Educational Development and Research Limited. Mr. Lam is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land, Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE Ka Shing aged 37, a Committee Member of the 10th Guangxi Zhuangzu Zizhiqu Committee and of the 10th Foshan Committee of the Chinese People's Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. He is also the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Land Development Company Limited ("Henderson Land"), managing director of Miramar Hotel and Investment Company, Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development, Henderson Land, Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

LEE Tat Man aged 71, has been an Executive Director of the Company since 1972. He has been engaged in property development in Hong Kong for more than 30 years and is also a director of Henderson Land Development Company Limited ("Henderson Land"). Mr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land and Kingslee S.A. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Dr. Lee Shau Kee.

SUEN Kwok Lam *MH, FHIREA,* aged 61, has been an Executive Director of the Company since July 1999. He joined Henderson Land Group in 1997. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land"). He is the Vice President of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He was the President of Hong Kong Association of Property Management Companies from 2003 to 2007. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong Kong Special Administrative Region in 2005. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE King Yue aged 82, has been an Executive Director of the Company since 1972. He joined Henderson Development Limited, the ultimate holding company of the Company on its incorporation in 1973 and has been engaged with the Chairman in property development for over 50 years. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land"). Mr. Lee is a director of Henderson Land, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LAU Yum Chuen, Eddie aged 62, has been an Executive Director of the Company since 1988. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LI Ning *BSc, MBA,* aged 51, has been an Executive Director of the Company since 1990. He holds a B.Sc. degree from Babson College and an M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son-in-law of Dr. Lee Shau Kee and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

KWOK Ping Ho, Patrick *BSc, MSc,* Post-Graduate Diploma in Surveying, ACIB, aged 56, has been an Executive Director since 1988. He holds a B.Sc. (Engineering) degree as well as an M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land") and a non-executive director of Henderson Sunlight Asset Management Limited, the manager of the publicly-listed Sunlight Real Estate Investment Trust. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

WONG Ho Ming, Augustine *MSc, MEcon, FHKIS, MRICS, MCIArb, RPS (GP), JP,* aged 47, has been an Executive Director of the Company since 1997. He joined Henderson Land Group in 1996. He is a registered professional surveyor and has over 24 years' experience in property appraisal, dealing and development. He was appointed as Justice of the Peace by the Government of the Hong Kong Special Administrative Region in 2008.

SIT Pak Wing *ACIS, FHIREA,* aged 60, has been an Executive Director of the Company since May 2001. He joined Henderson Land Group in 1991. He is a Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 30 years' experience in marketing development, leasing and property management.

Non-executive Directors

Sir Po-shing WOO *Hon LLD, FCIArb, FIMgt, FInstD, FHKMA,* aged 79, has been a Director of the Company since 1972 and was re-designated as a Non-executive Director in 2004. He is a solicitor and a Consultant of Jackson Woo & Associates. He is also a director of Henderson Land Development Company Limited ("Henderson Land") and Sun Hung Kai Properties Limited. He was admitted to practice as solicitor in England and Hong Kong and is also a Fellow of The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Land and Henderson Development Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

YUEN Pak Yiu, Philip aged 72, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a solicitor of The Supreme Court of England and Wales and of Hong Kong and was a partner of the firm of Yung, Yu, Yuen & Co until 1 April 2008 when he retired from the partnership and remains a consultant of the firm. He has over 40 years' experience in legal practice in Hong Kong.

LEUNG Hay Man *FRICS, FCIArb, FHKIS,* aged 74, has been a Director of the Company since 1977 and was re-designated as Non-executive Director in 2004. He is a Chartered Surveyor. He is also a director of Henderson Land Development Company Limited ("Henderson Land"), Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

WOO Ka Biu, Jackson *MA (Oxon),* aged 46, has been the Alternate Director to Sir Po-shing Woo, Director of the Company, since July 2000 and was re-designated as Non-executive Director in 2004, following the re-designation of Sir Po-shing Woo as Non-executive Director. He is a director of Kailey Group of Companies. He holds an MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. Mr. Woo is currently a partner of Jackson Woo & Associates and was a director of N. M. Rothschild & Sons (Hong Kong) Limited ("Rothschild"). Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

Independent Non-executive Directors

KWONG Che Keung, Gordon *FCA,* aged 59, has been an Independent Non-executive Director of the Company since 2004. He graduated from the University of Hong Kong with a bachelor's degree in social sciences in 1972 and qualified as a chartered accountant in England in 1977. He was a partner of Pricewaterhouse from 1984 to 1998 and an independent member of the Council of The Stock Exchange of Hong Kong from 1992 to 1997. He is an independent non-executive director of Henderson Land Development Company Limited ("Henderson Land") and a number of other Hong Kong listed companies. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

Professor KO Ping Keung *PhD, FIEEE, JP,* aged 57, has been an Independent Non-executive Director of the Company since 2004. Professor Ko holds a Bachelor of Science (Honours) degree from the University of Hong Kong, a Doctor of Philosophy degree and a Master of Science degree from the University of California at Berkeley. He is an Adjunct Professor of Beijing and Tsinghua University and Emeritus Professor of Electrical & Electronic Engineering and the former Dean of the School of Engineering of The Hong Kong University of Science and Technology. He was the Vice Chairman of Electrical Engineering and Computer Science Department of the University of California at Berkeley in 1991 – 1993 and a member of Technical staff, Bell Labs, Holmdel, in 1982 – 1984. Professor Ko is an independent non-executive director of Henderson Land Development Company Limited, which has discloseable interests in the Company under the provisions of the Securities and Future Ordinance.

WU King Cheong *BBS, JP*, aged 57, has been an Independent Non-executive Director of the Company since 2005. Mr. Wu is Vice Chairman of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. He is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier Pacific Holdings Limited, Henderson Land Development Company Limited ("Henderson Land"), Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

Senior Management

AU Siu Kee, Alexander *OBE, ACA, FCCA, FCPA, FCIB, FHKIB*, aged 61. Mr. Au joined Henderson Land Group as the Chief Financial Officer in 2005. A banker by profession, he was the chief executive officer of Hang Seng Bank Limited from October 1993 to March 1998 and of Oversea-Chinese Banking Corporation Limited in Singapore from September 1998 to April 2002. He was formerly a non-executive director of a number of leading companies including The Hongkong and Shanghai Banking Corporation Limited, MTR Corporation Limited and Hang Lung Group Limited. Currently Mr. Au is an independent non-executive director of Wheelock and Company Limited. Within the Henderson Land Group, he is an executive director of Henderson Land Development Company Limited ("Henderson Land"), and a non-executive director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. He is also a member of the Council of the Hong Kong University of Science and Technology. An accountant by training, Mr Au is a Chartered Accountant as well as a Fellow of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. Mr. Au is a director of Henderson Land and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LIU Cheung Yuen, Timon *BEc, FCPA, CA (Aust), FCS, FCIS*, aged 50, joined the Henderson Land Group in 2005 and is presently the Company Secretary of the Group. Mr. Liu graduated from Monash University, Australia with a bachelor's degree in Economics. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and The Hong Kong Institute of Chartered Secretaries, and an associate of The Institute of Chartered Accountants in Australia. He has many years' experience in accounting, auditing, corporate finance, corporate investment and development, and company secretarial practice.

WONG Wing Kee, Christopher *BSc (Econ), ACA*, aged 45, joined the Henderson Land Group in June 2007 and is presently the General Manager of Accounts Department. Mr. Wong graduated from The London School of Economics and Political Science, University of London and is an associate member of the Institute of Chartered Accountants in England & Wales. He has over 20 years of experience in accounting, auditing, investment banking and corporate finance in the United Kingdom and in Hong Kong. Prior to joining the Henderson Land Group, Mr. Wong was the Chief Financial Officer of Kerry Properties Limited between December 2004 and May 2007.

HUI Lee Wo *MBA, FCCA, FCPA*, aged 50, joined the Henderson Land Group in 1986 and was appointed Qualified Accountant of the Company in March 2004. He graduated from Hong Kong Polytechnic and obtained a master degree in business administration from Heriot-Watt University. He is also a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Accounts

34 Report of the Independent Auditor

35 Consolidated Profit and Loss Account

37 Balance Sheets

39 Consolidated Statement of Changes in Equity

40 Consolidated Cash Flow Statement

42 Notes to the Accounts

83 Principal Subsidiaries

Report of the Independent Auditor

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

To the shareholders of Henderson Investment Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of Henderson Investment Limited (the "Company") set out on pages 35 to 84, which comprise the consolidated and Company balance sheets as at 30 June 2008, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the accounts

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated accounts based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18 September 2008

Consolidated Profit and Loss Account

For the year ended 30 June 2008

	Note	2008 HK$ million	2007 (re-stated) HK$ million
Continuing operations:			
Turnover	*8*	272	189
Direct costs		(72)	(50)
		200	139
Other income/other gains	*9*	72	224
Administrative expenses		(48)	(44)
Profit for the year of disposal group	*29*	5	11
Net gain on disposal of disposal group	*29*	21	—
Profit from operations		250	330
Finance costs	*10(a)*	(5)	(4)
Profit before taxation	*10*	245	326
Income tax	*11(a)*	(34)	(36)
Profit for the year from continuing operations		211	290
Discontinued operations:			
Profit for the year from discontinued operations	*5(c) & 6(b)*	35,265	5,179
Profit for the year	*31(a)*	35,476	5,469
Attributable to:			
Equity shareholders of the Company			
— Continuing operations		125	222
— Discontinued operations		35,265	5,169
		35,390	5,391
Minority interests			
— Continuing operations		86	68
— Discontinued operations		—	10
		86	78
Profit for the year		35,476	5,469

Consolidated Profit and Loss Account

For the year ended 30 June 2008

	Note	2008 HK$ million	2007 (re-stated) HK$ million
Dividends payable to equity shareholders of the Company attributable to the year	*15(a)*		
Interim dividend declared during the year		**61**	396
Distributions approved and paid during the year		**50,262**	15,237
Final dividend proposed after the balance sheet date		**61**	457
		50,384	16,090
		HK$	HK$
Earnings per share – basic and diluted	*16*		
From continuing operations		**0.04**	0.07
From discontinued operations		**11.57**	1.70
		11.61	1.77

The notes on pages 42 and 84 form part of these accounts.

Balance Sheets

At 30 June 2008

	Note	The Group 2008 HK$ million	The Group 2007 HK$ million	The Company 2008 HK$ million	The Company 2007 HK$ million
Non-current assets					
Property, plant and equipment	17	603	596	—	—
Toll highway operation rights	18	186	179	—	—
Investments in subsidiaries	19	—	—	355	1,556
Interest in associates	20	—	14,444	—	—
Other non-current assets	21	99	119	—	—
		888	15,338	355	1,556
Current assets					
Trade and other receivables	22	580	353	4	1
Amounts due from affiliates	23	82	68	733	7,103
Cash and cash equivalents	24	836	3,684	2	164
		1,498	4,105	739	7,268
Assets classified as held for sale	29	—	420	—	—
		1,498	4,525	739	7,268
Current liabilities					
Secured bank loans	25	11	23	—	—
Trade and other payables	26	72	186	7	20
Amounts due to affiliates	27	142	1,801	18	1,152
Current taxation		74	51	—	—
		299	2,061	25	1,172
Liabilities associated with assets classified as held for sale	29	—	255	—	—
		299	2,316	25	1,172
Net current assets		1,199	2,209	714	6,096
Total assets less current liabilities		2,087	17,547	1,069	7,652
Non-current liabilities					
Secured bank loans	25	29	6	—	—
Deferred tax liabilities	28	14	14	—	—
		43	20	—	—
NET ASSETS		2,044	17,527	1,069	7,652

Balance Sheets

At 30 June 2008

	Note	The Group 2008 HK$ million	The Group 2007 HK$ million	The Company 2008 HK$ million	The Company 2007 HK$ million
CAPITAL AND RESERVES	*31*				
Share capital		**609**	609	**609**	609
Reserves		**1,021**	16,353	**460**	7,043
Total equity attributable to equity shareholders of the Company		**1,630**	16,962	**1,069**	7,652
Minority interests		**414**	565	**—**	—
TOTAL EQUITY		**2,044**	17,527	**1,069**	7,652

Approved and authorised for issue by the Board of Directors on 18 September 2008.

Lee Shau Kee
Lee Tat Man
Directors

The notes on pages 42 and 84 form part of these accounts.

Consolidated Statement of Changes in Equity

For the year ended 30 June 2008

	Note	2008 HK$ million	2007 HK$ million
Total equity at 1 July	*31(a)*	17,527	28,280
Net income for the year recognised directly in equity			
Exchange difference on translation of accounts of subsidiaries outside Hong Kong		107	116
Changes in fair value of available-for-sale securities		—	183
Net income for the year recognised directly in equity		107	299
Transfers from equity			
Realisation of exchange reserve on disposal of subsidiaries		(14)	—
Impairment loss on available-for-sale securities		—	14
Realisation of fair value reserve on disposal of subsidiaries		—	(250)
		(14)	(236)
Profit for the year		35,476	5,469
Total recognised income and expenses for the year		35,569	5,532
Attributable to:			
— Equity shareholders of the Company		35,448	5,400
— Minority interests		121	132
		35,569	5,532
Distributions approved and paid during the year		(50,262)	(15,237)
Dividends approved and paid during the year		(518)	(853)
Dividends paid to minority shareholders		(16)	(105)
Distribution to minority shareholders		—	(90)
Minority interests in relation to increase in shareholding in a subsidiary		(148)	—
Minority interests in relation to disposal of subsidiaries		(108)	—
Total equity at 30 June	*31(a)*	2,044	17,527

The notes on pages 42 and 84 form part of these accounts.

Consolidated Cash Flow Statement

For the year ended 30 June 2008

	Note	2008 HK$ million	2007 (re-stated) HK$ million
Operating activities			
Profit before taxation			
From continuing operations		245	326
From discontinued operations	*6(b)*	35,265	5,252
Adjustments for:			
Interest income		(59)	(221)
Dividends from investments		(1)	(3)
Amortisation of toll highway operation rights		11	10
Depreciation		41	34
Amortisation of prepaid lease payments		—	1
Impairment loss on available-for-sale securities		—	14
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination		(3)	—
Write off of property, plant and equipment		—	18
Loss on disposal of available-for-sale securities		—	2
Net gain on disposal of Sale Companies and related shareholder's loans	*5(c) & 6(b)*	(33,781)	—
Net gain on disposal of subsidiaries and associates	*6(b)*	—	(930)
Net gain on disposal of disposal group		(21)	—
Gain on disposal of property, plant and equipment		(1)	—
Increase in fair value of investment properties		—	(219)
Share of profits less losses of associates to the date of disposal		(1,484)	(3,834)
Finance costs		5	4
Exchange difference		(7)	7
Operating profit before changes in working capital		210	461
Decrease in inventories		—	40
Increase in trade and other receivables		(175)	(153)
(Decrease)/increase in trade and other payables		(51)	3
Cash (used in)/generated from operations		(16)	351
Tax paid			
— Hong Kong		(16)	(62)
— Outside Hong Kong		(3)	(5)
Interest paid		(5)	(4)
Net cash (used in)/generated from operating activities		(40)	280

Consolidated Cash Flow Statement

For the year ended 30 June 2008

	Note	2008 HK$ million	2007 (re-stated) HK$ million
Investing activities			
Dividends received from associates and available-for-sale securities		1	908
Distribution from available-for-sale securities		8	—
Interest received		61	221
Payment for the purchase of:			
— property, plant and equipment		(1)	(52)
— investment properties		—	(93)
— available-for-sale securities		—	(73)
Payment for the acquisition of additional interests in:			
— subsidiaries		(145)	—
— associates		(601)	(33)
Proceeds from disposal of property, plant and equipment		2	—
Net proceeds from disposal of:			
— subsidiaries and associates		6,818	12,107
— available-for-sale securities		—	70
— disposal group		75	—
Redemption of held-to-maturity debt securities		—	12
Release of pledged bank deposits		—	20
Decrease in amounts due from investee companies		5	1
Decrease/(increase) in amounts due from associates		2	(6)
(Increase)/decrease in amounts due from minority shareholders		(16)	37
Net cash generated from investing activities		6,209	13,119
Financing activities			
Distributions paid to shareholders		(6,826)	(15,237)
Dividends paid to shareholders		(526)	(842)
Dividends paid to minority shareholders		(16)	(105)
(Repayment to)/advance from a fellow subsidiary		(1,637)	1,533
(Repayment to)/advance from minority shareholders		(32)	140
Repayment to associates		—	(1)
Distribution to minority shareholders		—	(90)
Proceeds from new bank loans		34	—
Repayment of bank loans		(23)	(249)
Net cash used in financing activities		(9,026)	(14,851)
Net decrease in cash and cash equivalents		(2,857)	(1,452)
Cash and cash equivalents at 1 July		3,686	5,127
Effect of foreign exchange rate changes		7	11
Cash and cash equivalents at 30 June	*24*	836	3,686

The notes on pages 42 and 84 form part of these accounts.

1 General information

Henderson Investment Limited (the "Company") is incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited. The address of the Company's registered office and principal place of business is 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

The principal activity of the Company is investment holding and the principal activities of its subsidiaries during the year were investment holding and infrastructure.

2 Significant accounting policies

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual HKFRSs, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accounting principles generally accepted in Hong Kong, and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Company and its subsidiaries (together referred to as the "Group") is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company.

There have been no significant changes to the accounting policies applied in these accounts for the years presented as a result of these developments. However, as a result of the adoption of HKFRS 7 "Financial instruments: Disclosures" and the amendment to HKAS 1 "Presentation of financial statements: Capital disclosures", there have been some additional disclosures provided as follows:

Following the adoption of HKFRS 7, the accounts include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 32 "Financial instruments: Disclosure and presentation".

The amendment to HKAS 1 introduces additional disclosure requirements to provide information about the Group's level of capital and the Group's objectives, policies and processes for managing capital. These new disclosures are set out in note 31(g).

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

Up to the date of issue of these accounts, the HKICPA has issued a number of amendments, new standards and new interpretations which are not yet effective for the year ended 30 June 2008 and which have not been adopted in these accounts.

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations in the period of initial application. So far it has concluded that the adoption of the following amendment and new standard may result in new or amended disclosures in the accounts:

		Effective for accounting periods beginning on or after
HKAS 1 (revised)	Presentation of financial statements	1 January 2009
HKFRS 8	Operating segments	1 January 2009

In respect of HK(IFRIC) – Int 12 "Service concession arrangements" which is effective for accounting periods beginning on or after 1 January 2008, it applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. The adoption of HK(IFRIC) – Int 12 will result in a retrospective change in accounting policy for the Group's toll bridge. The toll bridge is to be reclassified from property, plant and equipment to toll highway operation rights to the extent that the Group receives a right (a license) to charge users of the public service. In addition, as a toll road operator, the Group is required to account for revenue and costs relating to toll road construction or upgrade services in accordance with HKAS 11 "Construction contracts" and account for revenue and costs relating to toll road operation services in accordance with HKAS 18 "Revenue".

In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations and financial position.

2 Significant accounting policies (continued)

(b) Basis of preparation of the accounts

The consolidated accounts for the year ended 30 June 2008 comprise the Company and its subsidiaries.

The measurement basis used in the preparation of the accounts is the historical cost basis.

Assets classified as held for sale are stated at the lower of their carrying amount and fair value less costs to sell (see note 2(t)(i)).

The preparation of accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs and estimates that have significant effect on the accounts are discussed in note 3.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated accounts from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 2(k) and (l) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(j)). The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

2 Significant accounting policies (continued)

(d) Associates

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets. The consolidated profit and loss account includes the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the interests in associates recognised for the year (see notes 2(e) and (j)).

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits and losses resulting from transactions between the Group and its associate are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 2(j)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(j)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interests in the associates.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate is recognised immediately in profit or loss.

On disposal of a cash-generating unit or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f) Other investments in equity securities

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs.

Investments in equity securities, other than investments in subsidiaries and associates, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(j)).

2 Significant accounting policies (continued)

(g) Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(j)).

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Bridge	Over the operating period of 29 years
Others	2 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(h) Toll highway operation rights

Toll highway operation rights are stated at cost less accumulated amortisation and impairment losses (see note 2(j)).

Amortisation is provided to write off the cost of toll highway operation rights using the straight-line method over the operating period of 25 years.

Toll highway operation rights are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising from derecognition of toll highway operation rights are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

(i) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowances for impairment of doubtful debts (see note 2(j)).

(j) Impairment of assets

(i) Impairment of investments in equity securities and trade and other receivables

Investments in equity securities (other than investments in subsidiaries and associates: see note 2(j)(ii)) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities, and are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

2 Significant accounting policies (continued)

(j) Impairment of assets (continued)

(i) Impairment of investments in equity securities and trade and other receivables (continued)
If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset. Impairment losses for equity securities are not reversed.

— For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of the asset).

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii) Impairment of other assets
Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment;

— toll highway operation rights;

— investments in subsidiaries and associates (except for those classified as held for sale or included in a disposal group that is classified as held for sale (see note 2(t)(i))); and

— goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, the recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

— Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

2 Significant accounting policies (continued)

(k) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(l) Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(n) Employee benefits

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(o) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which such deferred tax assets can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

2 Significant accounting policies (continued)

(o) Income tax (continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
    - the same taxable entity; or
    - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(p) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Interest income

Interest income is recognised as it accrues using the effective interest method.

(ii) Toll fee income

Toll fee income is recognised when services are provided.

(iii) Dividends

- Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.
- Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

2 Significant accounting policies (continued)

(r) Translation of foreign currencies

Items included in the accounts of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of an acquired foreign operation is translated at the closing rate at the balance sheet date.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(s) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred.

(t) Non-current assets held for sale and discontinued operations

(i) *Non-current assets held for sale*

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or the disposal group, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the accounts of the Group are concerned are deferred tax assets, financial assets (other than investments in subsidiaries and associates) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 2.

As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

(ii) *Discontinued operations*

A discontinued operation is a component of the Group's business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale (see (i) above), if earlier. It also occurs when the operation is abandoned.

Where an operation is classified as discontinued, a single amount is presented on the face of the profit and loss account, which comprises:

— the post-tax profit or loss of the discontinued operation; and

— the post-tax gain or loss recognised on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal group(s) constituting the discontinued operation.

2 Significant accounting policies (continued)

(u) Related parties

For the purposes of these accounts, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

3 Accounting estimates and judgements

The key sources of estimating uncertainty and critical accounting judgements in applying the Group's accounting policies are described below:

(a) Impairment of non-current assets

If circumstances indicate that the carrying amounts of property, plant and equipment and toll highway operation rights may not be recoverable, the assets may be considered impaired and are tested for impairment. An impairment loss is recognised when the asset's recoverable amount has declined below its carrying amount. The recoverable amount is the greater of the net selling price and value in use. In determining the recoverable amount which requires significant judgements, the Group estimates the future cash flows to be derived from continuing use and ultimate disposal of the asset and applies an appropriate discount rate to these future cash flows.

(b) Impairment of trade receivable

If circumstances indicate that the carrying amount of trade receivable may not be recoverable, an impairment loss may be recognised. The carrying amount of trade receivable is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. The Group estimates the future cash flows from the trade receivable with reference to the age of the trade receivable, debtors' credit-worthiness and repayment history.

4 Financial instruments

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business. These risks are monitored by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to bank deposits, trade and other receivables, other non-current assets and amounts due from affiliates. The Group maintains a defined credit policy and the exposures to these credit risks are monitored on an ongoing basis.

Cash is deposited with financial institutions with sound credit ratings and the Group has exposure limit to any single financial institution. Given their high credit ratings, management does not expect any of these financial institutions will fail to meet their obligations.

Trade and other receivables comprise toll income receivable and other trade and other receivables. In respect of toll income receivable, the amount is collected on behalf of the Group by a relevant government body in Hangzhou in accordance with the terms of the agreement entered into between the Group and the government body. In respect of other trade and other receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. Normally, the Group does not obtain collateral from customers. Regular review and follow-up actions are carried out on the overdue amounts. Ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise exposure to credit risk. Adequate impairment losses have been made for the estimated irrecoverable amounts.

In respect of the amounts due from affiliates, management monitors the recovery of the debts closely and ensure that adequate impairment losses have been made for the estimated irrecoverable amounts.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets. The Group does not provide any other guarantees which expose the Group to credit risk.

(b) Liquidity risk

The treasury function of the Group is arranged centrally to cover expected cash demands. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed funding lines from major financial institutions to meet its liquidity requirements in the short and longer term.

4 Financial instruments (continued)

(b) Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates ruling at the balance sheet date) and the earliest date on which the Group can be required to pay:

2008	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but less than 2 years HK$ million	More than 2 years but less than 5 years HK$ million
Secured bank loans	40	46	14	20	12
Trade and other payables	72	72	72	—	—
Amount due to a fellow subsidiary	16	16	16	—	—
Amounts due to minority shareholders	126	126	126	—	—
	254	260	228	20	12

2007	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but less than 2 years HK$ million	More than 2 years but less than 5 years HK$ million
Secured bank loans	29	31	24	1	6
Trade and other payables	186	186	186	—	—
Amount due to a fellow subsidiary	1,653	1,656	1,656	—	—
Amounts due to minority shareholders	148	148	148	—	—
	2,016	2,021	2,014	1	6

(c) Interest rate risk

The Group is exposed to interest rate risk primarily through its borrowings from banks (see note 25) and a fellow subsidiary (see note 27) which bear floating interest rates. The Group monitors closely its interest rate exposure and will consider hedging significant interest rate exposure should the need arise. During the year, the Group did not enter into any interest rate hedging instruments.

4 Financial instruments (continued)

(c) Interest rate risk (continued)

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

	Fixed/ floating	2008 Effective interest rate	Within one year HK$ million
Deposits with banks	Fixed	1.15%-2.3%	771
Cash at bank	Floating	0%-0.72%	65
Secured bank loans	Floating	6.33%-9.29%	40
Amount due to a fellow subsidiary	Floating	1.31%	16

	Fixed/ floating	2007 Effective interest rate	Within one year HK$ million
Deposits with banks	Fixed	0.5%-4.37%	3,609
Cash at bank	Floating	0.72%-1.95%	77
Secured bank loans	Floating	6.33%-7.78%	29
Amount due to a fellow subsidiary	Floating	4.11%	1,653

At 30 June 2008, it is estimated that a general increase/decrease in interest rate of 100 basis points, with all other variables held constant, would increase/decrease the Group's profit after tax and total equity attributable to equity shareholders of the Company both by approximately HK$8 million (2007: HK$23 million) mainly due to increase in net interest income from interest bearing floating rate financial assets less financial liabilities.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date, and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The exposure to interest rate risk as referred to above represents management's assessment of a reasonably possible change in interest rates during the period from the balance sheet date until the next annual balance sheet date. The sensitivity analysis is performed on the same basis for 2007.

(d) Foreign currency risk

The Group's primary foreign currency exposure arises from its operations in mainland China as the functional currency of these operations is Renminbi. Where appropriate and cost efficient, the Group seeks to finance these investments by Renminbi borrowings with reference to the future Renminbi funding requirements from the investment and related returns.

At 30 June 2008, there were balances between the Group's companies where the denomination is in a currency other than the functional currencies of the Group's entities to which they relate. The impact on the Group's profit after tax and total equity attributable to equity shareholders of the Company is not expected to be material in response to reasonably possible changes in the foreign exchange rates of the other currencies to which the Group is exposed.

(e) Fair values

Financial assets and liabilities are carried at amounts not materially different from their fair values at 30 June 2007 and 2008.

5 Material acquisitions and disposal during the year

(a) On 29 August 2007, Uniland Development Limited, a wholly-owned subsidiary of the Company which beneficially owned 64.06% interest in China Investment Group Limited ("CIG"), entered into a sale and purchase agreement with certain parties in relation to the acquisition of the remaining 35.94% interest in CIG, for a cash consideration of HK$145 million. The transaction was completed in September 2007 and CIG became a wholly-owned subsidiary of the Company.

(b) During the period from 1 July 2007 to 10 August 2007, Macrostar Investment Limited, a wholly-owned subsidiary of the Company, acquired 31,159,000 shares of The Hong Kong and China Gas Company Limited ("HKCG"), an associate of the Group, at a price range of between HK$16.59 and HK$18.15 per share, for an aggregate consideration of HK$545 million. As a result of these acquisitions, the Group was beneficially interested in approximately 39.06% of the issued share capital of HKCG.

(c) On 2 October 2007, the Company as vendor and Henderson Land Development Company Limited ("HLD"), the Company's intermediate holding company, as purchaser entered into a conditional agreement (as supplemented by a supplemental agreement dated 7 November 2007) pursuant to which HLD and its certain subsidiaries acquired the Group's entire interest in HKCG (representing 2,366,934,097 shares of HKCG or approximately 39.06% of HKCG's issued share capital) through the acquisition of the Company's interests in two wholly-owned investment holding subsidiaries, namely, Macrostar Investment Limited and Timpani Investments Limited (together referred to as the "Sale Companies"), and the shareholder's loans owing by the Sale Companies (the "Transaction"). The Transaction was approved pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on 7 December 2007 and was completed on 17 December 2007.

The consideration of the Transaction comprised (i) the issue to the Company of the share entitlement note, which conferred on the holder thereof the right to call for the issue of 636,891,425 ordinary shares of HLD (including entitlement to be paid by HLD of an amount which is equal to HLD's final dividend for the year ended 30 June 2007); and (ii) cash of HK$6,828 million. Further details are set out in the Company's circular dated 20 October 2007 and supplementary circular dated 14 November 2007.

The consideration of the Transaction amounted to HK$50,264 million and a gain on disposal of HK$33,781 million (note 6(b)) was recognised by the Group.

6 Discontinued operations

(a) The Group's discontinued operations comprise the following:

For the year ended 30 June 2008:

— the Group's interest in HKCG, an associate, which was disposed of by the Group to HLD on 17 December 2007 (note 5 (c)).

For the year ended 30 June 2007:

— the Group's interests in certain subsidiaries and associates which were engaged in the businesses of property leasing, hotel operation, security guard services, sale of properties and other businesses, as well as certain associates including Miramar Hotel and Investment Company, Limited and Hong Kong Ferry (Holdings) Company Limited; and

— the Group's interest in a subsidiary which was engaged in property investment,

the disposal of which resulted in a gain on disposal of HK$930 million (note 6 (b)) which was recognised by the Group during the year ended 30 June 2007.

After the disposal of the above discontinued operations during the year, the Group's principal activity is infrastructure business in mainland China.

(b) The results of the discontinued operations for the years ended 30 June 2007 and 2008 are as follows:

	Note	2008 HK$ million	2007 (re-stated) HK$ million
Turnover	8	—	713
Direct costs		—	(374)
		—	339
Other income/other gains	9	—	7
Selling and distribution costs		—	(24)
Administrative expenses		—	(53)
Profit from operations before changes in fair value of investment properties		—	269
Increase in fair value of investment properties		—	219
Profit from operations after changes in fair value of investment properties		—	488
Share of profits less losses of associates to the date of disposal		1,484	3,834
Profit before taxation		1,484	4,322
Income tax	*11(a)*	—	(73)
Profit for the year		1,484	4,249
Net gain on disposal of Sale Companies and related shareholder's loans	*5(c)*	33,781	—
Net gain on disposal of subsidiaries and associates	*6(a)*	—	930
		35,265	5,179

6 Discontinued operations (continued)

(c) The net cash flows of the discontinued operations for the years ended 30 June 2007 and 2008 are as follows:

	2008 HK$ million	2007 (re-stated) HK$ million
Net cash inflow from operating activities	—	217
Net cash (outflow)/inflow from investing activities (including dividend income received from HKCG for the year ended 30 June 2007)	(601)	821
Net cash inflow/(outflow) from financing activities	601	(289)
Net cash inflow attributable to the discontinued operations	—	749

7 Segmental information

No segmental information for the year ended 30 June 2008 is presented, as the Group's turnover and segment results for the year were solely generated from its infrastructure business in mainland China, the turnover of which amounted to HK$272 million during the year (2007: HK$189 million) and the segment results of which amounted to HK$193 million during the year (2007: HK$131 million).

Segmental information for the year ended 30 June 2007 was presented in respect of the Group's business and geographical segments. Business segment information was chosen as the primary reporting format because this was more relevant to the Group's internal financial reporting. During the year ended 30 June 2007, the Group comprised the following main business segments:

Continuing operations
Infrastructure — investment in infrastructure projects

Discontinued operations
Property leasing — property rental
Hotel operation — hotel operations and management
Security guard services — provision of security guard services
Others — miscellaneous business operations

For the year ended 30 June 2008

7 Segmental information (continued)

Business segments

2007

	Continuing operations	Discontinued operations					
	Infrastructure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Elimination HK$ million	Consolidated HK$ million
Income and results							
Turnover	189	370	91	65	187	—	902
Other income	4	2	—	—	1	—	7
External income	193	372	91	65	188	—	909
Inter-segment income	—	—	—	1	4	(5)	—
Total income	193	372	91	66	192	(5)	909
Segment results	131	241	29	1	5		407
Interest income							221
Dividend income from listed investments							3
Profit for the year of disposal group							11
Increase in fair value of investment properties							219
Gain on disposal of subsidiaries and associates							930
Unallocated expenses, net							(43)
Finance costs							(4)
Share of profits less losses of associates							3,834
Profit before taxation							5,578
Income tax							(109)
Profit for the year							5,469

7 Segmental information (continued)

Business segments (continued)

2007

	Continuing operations	Discontinued operations				
	Infrastructure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Consolidated HK$ million
Other information						
Capital expenditure incurred during the year	174	93	—	—	1	268
Amortisation and depreciation	32	—	9	—	4	45
Write off of property, plant and equipment	—	—	—	—	18	18

No business segment analysis in respect of assets and liabilities at 30 June 2007 is presented as there was only infrastructure business segment at 30 June 2007.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue was based on the geographical location of the business operations.

2007

	Hong Kong HK$ million	Mainland China HK$ million	Consolidated HK$ million
Turnover	713	189	902
Other income	3	4	7
External income	716	193	909
Attributable to:			
— Continuing operations	—	193	193
— Discontinued operations	716	—	716
	716	193	909
Total consolidated assets	18,148	1,715	19,863
Capital expenditure incurred during the year	94	174	268

For the year ended 30 June 2008

8 Turnover

Turnover recognised during the year is analysed as follows:

	2008 HK$ million	2007 HK$ million
Continuing operations		
Toll fee income	272	189
Discontinued operations		
Rental income	—	370
Hotel operation	—	91
Security guard services	—	65
Sale of properties	—	38
Information technology services	—	3
Others	—	146
	—	713

9 Other income/other gains

	2008 HK$ million	2007 HK$ million
Continuing operations		
Interest income	59	220
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination	3	—
Dividend income from unlisted investments	1	—
Gain on disposal of property, plant and equipment	1	—
Exchange gain	5	—
Sundry income	3	4
	72	224
Discontinued operations		
Compensation for early termination of tenancy agreement	—	1
Dividend income from listed investments	—	3
Interest income	—	1
Sundry income	—	2
	—	7

For the year ended 30 June 2008

10 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	2008 HK$ million	2007 HK$ million
(a) Finance costs:		
Continuing operations		
Bank loans and overdrafts	2	2
Other borrowings wholly repayable within five years	3	2
	5	4
(b) Staff costs (including directors' emoluments):		
Continuing operations		
Salaries, wages and other benefits	13	12
Discontinued operations		
Salaries, wages and other benefits	—	109
Contributions to defined contribution retirement plans	—	4
	—	113
(c) Other items:		
Continuing operations		
Amortisation of toll highway operation rights	11	10
Depreciation	41	22
Auditors' remuneration		
— audit service	1	2
Impairment loss on available-for-sale securities	—	14
Operating lease charges: minimum leases payments		
— property rentals	—	1
Discontinued operations		
Amortisation of prepaid lease payments	—	1
Depreciation	—	12
Auditors' remuneration		
— audit service	—	2
— non-audit service	—	3
Cost of sales		
— trading inventories	—	45
— completed properties for sale	—	19
Write off of property, plant and equipment	—	18
Operating lease charges: minimum leases payments		
— property rentals	—	5
Rental received and receivable from investment properties less direct outgoings of HK$Nil (2007: HK$85 million) *	—	(183)
Other rental income less direct outgoings *	—	(85)

* *The 2007 figures include contingent rental income of HK$3 million from investment properties and other properties.*

11 Income tax

(a) Income tax in the consolidated profit and loss account represents:

	Note	2008 HK$ million	2007 HK$ million
Current tax – Hong Kong Profits Tax			
Provision for the year		—	39
Under-provision in respect of prior years		1	15
		1	54
Current tax – mainland China			
Provision for the year		35	21
Deferred taxation			
Origination and reversal of temporary differences		(2)	34
		34	109
Attributable to:			
— Continuing operations		34	36
— Discontinued operations	*6(b)*	—	73
		34	109

On 27 February 2008, the Financial Secretary of the Government of the Hong Kong Special Administrative Region announced a cut in the Profits Tax rate applicable to the Group's operations in Hong Kong from 17.5% to 16.5% with effect from the fiscal year 2008-09 and a one-off rebate of 75% of tax payable for 2007-08 assessment subject to a ceiling of HK$25,000. These have been taken into account in the preparation of the Group's 2008 accounts. In this regard, no provision for Hong Kong Profits Tax has been made for the reason that there is no assessable profit for the year subject to Hong Kong Profits Tax (2007: provision for Hong Kong Profits Tax was made at 17.5% on the estimated assessable profit). Taxation for subsidiaries outside Hong Kong is calculated at the rates prevailing in the relevant jurisdictions. Certain subsidiaries of the Group operating in mainland China are eligible for certain tax holidays and concessions for the year.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China, under which the Group's principal income tax rate is gradually accelerated to the higher tax rate of 25% in a period of 5 years starting from 1 January 2008. The applicable principal income tax rate for the year ended 30 June 2008 is 18%.

For the year ended 30 June 2008

11 Income tax (continued)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2008 HK$ million	2007 HK$ million
Profit before taxation from continuing and discontinued operations	35,510	5,578
Notional tax on profit before taxation, calculated at the Hong Kong Profits Tax rate of 16.5% (2007: 17.5%)	5,859	976
Tax effect of non-deductible expenses	7	26
Tax effect of non-taxable income	(5,589)	(231)
Tax effect of share of profits less losses of associates	(245)	(671)
Tax effect of current year's tax losses not recognised	1	13
Tax effect of prior year's tax losses utilised	—	(14)
Effect of different tax rates of subsidiaries operating in other jurisdictions	—	(6)
Under-provision in respect of prior years	1	15
Others	—	1
Income tax	34	109

For the year ended 30 June 2008

12 Directors' remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2008				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Retirement scheme contributions HK$'000	Discretionary bonus HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	20	—	—	—	20
Lee Ka Kit	20	—	—	—	20
Colin Lam Ko Yin	20	—	—	—	20
Lee Ka Shing	20	—	—	—	20
Lee Tat Man	20	—	—	—	20
Suen Kwok Lam	20	—	—	—	20
Lee King Yue	20	—	—	—	20
Eddie Lau Yum Chuen	20	—	—	—	20
Li Ning	20	—	—	—	20
Patrick Kwok Ping Ho	20	—	—	—	20
Augustine Wong Ho Ming	20	—	—	—	20
Sit Pak Wing	20	—	—	—	20
Non-executive Directors					
Sir Po-shing Woo	20	—	—	—	20
Philip Yuen Pak Yiu	20	—	—	—	20
Leung Hay Man	20	180	—	—	200
Jackson Woo Ka Biu	—	—	—	—	—
Independent non-executive Directors					
Gordon Kwong Che Keung	20	180	—	—	200
Professor Ko Ping Keung	20	180	—	—	200
Wu King Cheong	20	180	—	—	200
	360	720	—	—	1,080

For the year ended 30 June 2008

12 Directors' remuneration (continued)

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows: (continued)

	2007				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Retirement scheme contributions HK$'000	Discretionary bonus HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	20	8,404	—	—	8,424
Lee Ka Kit	20	—	—	—	20
Colin Lam Ko Yin	20	—	—	—	20
Lee Ka Shing	20	—	—	—	20
Lee Tat Man	20	—	—	—	20
Suen Kwok Lam	20	—	—	—	20
Lee King Yue	20	—	—	—	20
Eddie Lau Yum Chuen	20	—	—	—	20
Li Ning	20	—	—	—	20
Patrick Kwok Ping Ho	20	—	—	—	20
Lau Chi Keung *	20	—	—	—	20
Augustine Wong Ho Ming	20	—	—	—	20
Sit Pak Wing	20	—	—	—	20
Non-executive Directors					
Sir Po-shing Woo	20	—	—	—	20
Philip Yuen Pak Yiu	20	—	—	—	20
Leung Hay Man	20	180	—	—	200
Jackson Woo Ka Biu	—	—	—	—	—
Independent non-executive Directors					
Gordon Kwong Che Keung	20	180	—	—	200
Professor Ko Ping Keung	20	180	—	—	200
Wu King Cheong	20	180	—	—	200
	380	9,124	—	—	9,504

* *resigned upon retirement on 30 June 2007.*

There was no arrangement under which a director has waived or agreed to waive any emoluments during the year.

Certain of the directors received remunerations from the Company's intermediate holding company for services provided to the Group. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion the amounts between their services to the Company's intermediate holding company and its subsidiaries.

For the year ended 30 June 2008

13 Individuals with highest emoluments

Of the five individuals with the highest emoluments, none of them is a director. Their emoluments are analysed as follows:

	2008 HK$ million	2007 HK$ million
Salaries, emoluments, other allowances and benefits	3	5
Retirement scheme contributions	—	—
Discretionary bonus	—	—
	3	5

Their emoluments are within the following bands:

	Number of individuals 2008	2007
HK$Nil-HK$1,000,000	5	4
HK$2,000,001-HK$2,500,000	—	1
	5	5

14 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a profit of HK$44,197 million (2007: HK$7,763 million) which has been dealt with in the accounts of the Company.

15 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2008 HK$ million	2007 HK$ million
Interim dividend declared of HK2 cents (2007: HK13 cents) per share	61	396
Distributions of HK$16.4938 (2007: HK$5) per share	50,262	15,237
Final dividend proposed after the balance sheet date of HK2 cents (2007: HK15 cents) per share	61	457
	50,384	16,090

Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on 14 May 2007 and upon the fulfilment of the conditions attached to the ordinary resolution, a cash distribution of HK$5 per share, amounting to HK$15,237 million, was made on 13 June 2007 to the then shareholders of the Company.

Pursuant to an ordinary resolution passed at the extraordinary general meeting of the Company held on 7 December 2007, immediately following the completion of the Transaction (see note 5(c)), a distribution of HK$15.2838 per issued share of the Company, or HK$46,575 million in aggregate, was paid which comprised, for each issued share of the Company, (i) a distribution in specie of the entitlement to 0.209 share of HLD together with all rights under the share entitlement note; and (ii) a cash distribution of HK$1.03 per share (amounting to HK$3,139 million). Such aggregate distribution was paid on 17 December 2007 out of the proceeds from the Transaction. Furthermore, following the reduction of the share premium on 17 January 2008, a further distribution of HK$1.21 in cash per issued share of the Company, or HK$3,687 million in total, was paid on 25 January 2008 out of the proceeds from the Transaction.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividend payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2008 HK$ million	2007 HK$ million
Final dividend in respect of the previous financial year, approved and paid during the year, of HK15 cents (2007: HK15 cents) per share	457	457

16 Earnings per share – basic and diluted

(a) From continuing operations

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$125 million (2007 (re-stated): HK$222 million) and the weighted average number of ordinary shares of 3,047,327,395 (2007: 3,047,327,395) in issue during the year.

(b) From discontinued operations

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$35,265 million (2007 (re-stated): HK$5,169 million) and the weighted average number of ordinary shares of 3,047,327,395 (2007: 3,047,327,395) in issue during the year.

For the year ended 30 June 2008

17 Property, plant and equipment

(a) The Group

	Hotel properties HK$ million	Other buildings HK$ million	Bridge HK$ million	Leasehold improvements, equipment, furniture, fixtures and motor vehicles HK$ million	Total HK$ million
Cost					
At 1 July 2006	297	10	560	249	1,116
Exchange adjustment	—	—	59	1	60
Additions	—	—	173	2	175
Write off of property, plant and equipment	—	—	—	(76)	(76)
Disposals					
— through disposal of subsidiaries	(297)	(10)	—	(108)	(415)
— others	—	—	—	(21)	(21)
At 30 June 2007 and 1 July 2007	—	—	792	47	839
Exchange adjustment	—	—	69	2	71
Additions	—	—	—	1	1
Write off of property, plant and equipment	—	—	—	(7)	(7)
Disposals	—	—	—	(26)	(26)
At 30 June 2008	—	—	861	17	878
Accumulated depreciation and impairment loss					
At 1 July 2006	97	4	161	216	478
Exchange adjustment	—	—	18	1	19
Charge for the year	7	—	21	6	34
Write off of property, plant and equipment	—	—	—	(58)	(58)
Disposals					
— through disposal of subsidiaries	(104)	(4)	—	(101)	(209)
— others	—	—	—	(21)	(21)
At 30 June 2007 and 1 July 2007	—	—	200	43	243
Exchange adjustment	—	—	22	1	23
Charge for the year	—	—	40	1	41
Write off of property, plant and equipment	—	—	—	(7)	(7)
Disposals	—	—	—	(25)	(25)
At 30 June 2008	—	—	262	13	275
Net book value					
At 30 June 2008	—	—	599	4	603
At 30 June 2007	—	—	592	4	596

17 Property, plant and equipment (continued)

(b) The analysis of net book value of the Group's properties is as follows:

	Bridge 2008 HK$ million	Bridge 2007 HK$ million
Outside Hong Kong		
— Medium-term leases	**599**	592

18 Toll highway operation rights

	The Group 2008 HK$ million	The Group 2007 HK$ million
Cost		
At 1 July	**256**	232
Exchange adjustment	**27**	24
At 30 June	**283**	256
Accumulated amortisation		
At 1 July	**77**	61
Exchange adjustment	**9**	6
Amortisation for the year *(note 10(c))*	**11**	10
At 30 June	**97**	77
Carrying amount		
At 30 June	**186**	179

On 16 December 1999, the Group was granted the operation rights of Maanshan Huan Tong Highway (the "Highway") by the People's Government of Anhui Province (安徽省人民政府) for a period of 25 years. During the 25-year toll highway concession period, the Group has the rights of management of the Highway and the toll-collection rights thereof. The Group is required to maintain and operate the Highway in accordance with the regulations promulgated by the relevant government authority.

At 30 June 2007 and 2008, the toll highway operation rights are pledged to secure the Group's bank loans (see note 25).

The amortisation charge for the year is included in "direct costs" in the consolidated profit and loss account.

19 Investments in subsidiaries

	The Company	
	2008	2007
	HK$ million	HK$ million
Unlisted shares, at cost	355	1,556

As detailed in note 5(c), the Group disposed of its interests in two wholly-owned subsidiaries, Macrostar Investment Limited and Timpani Investments Limited, which are investment holding companies of the Group's entire interest in HKCG, during the year. Details of the principal subsidiaries at 30 June 2008 are set out on pages 83 to 84.

20 Interest in associates

	The Group	
	2008	2007
	HK$ million	HK$ million
Listed in Hong Kong		
Investment in an associate, including goodwill	—	14,444
Market value of a listed associate	—	38,494

As detailed in note 5(c), the Group disposed of its entire interest in an associate, namely HKCG, during the year.

Summary financial information on the associate:

	Assets HK$ million	Liabilities HK$ million	Equity HK$ million	Revenues HK$ million	Profit HK$ million
2007	39,489	(13,764)	25,725	13,811	8,823

The above summary financial information on the associate presented the results, assets, liabilities and equity of HKCG in which the Group was interested at 30 June 2007.

The profit of the associate for the year ended 30 June 2007 included a gain of HK$2,236 million arising from HKCG's disposal of interests in ten piped city-gas joint ventures to Towngas China Company Limited.

21 Other non-current assets

	The Group	
	2008	2007
	HK$ million	HK$ million
Available-for-sale securities		
Unlisted	—	9
Non-current receivable	99	110
	99	119

Non-current receivable

Non-current receivable represents the non-current portion of the balance of consideration receivable (stated at present value) in relation to the disposal of the Group's toll collection rights of certain toll bridges during the year ended 30 June 2004. At 30 June 2008, the total balance of the consideration receivable is RMB115 million (equivalent to HK$131 million) (2007: RMB134 million, equivalent to HK$137 million) which will be settled by instalments of RMB28 million (equivalent to HK$32 million) per annum for the period from 1 June 2003 to 27 October 2010 and RMB16 million (equivalent to HK$18 million) per annum for the period from 28 October 2010 to 20 July 2015. At 30 June 2008, the current portion of HK$32 million (2007: HK$27 million) is included in "Trade and other receivables" (note 22).

22 Trade and other receivables

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Trade debtors	539	278	—	—
Deposits, prepayments and other receivables	9	48	4	1
Consideration receivable *(note 21)*	32	27	—	—
	580	353	4	1

The ageing analysis of trade debtors of the Group at the balance sheet date is as follows:

	2008 HK$ million	2007 HK$ million
Current or less than 1 month overdue	21	17
1 to 3 months overdue	45	35
More than 3 months overdue but less than 6 months overdue	60	45
More than 6 months overdue	413	181
	539	278

Included in trade debtors of HK$539 million at 30 June 2008 which represents the toll income receivable from the Third Bridge JV (as defined hereinafter) (2007: HK$278 million, of which HK$270 million represents the toll income receivable from the Third Bridge JV (as defined hereinafter)) is an accumulated exchange gain of HK$58 million accounted for in equity and arising from the foreign currency translation of the toll income receivable of RMB474 million at 30 June 2008 (2007: RMB261 million) from Hangzhou Henderson Qianjiang Third Bridge Company, Limited (the "Third Bridge JV"), a 60% owned subsidiary of the Group which is engaged in the operation of a toll bridge in Hangzhou, mainland China, and the toll income has been collected on behalf of the Group since January 2004 by a relevant government body in Hangzhou in accordance with the terms of the agreement entered into between the Group and the government body (see note 4(a)). As announced by the Company on 27 August 2008, it is currently under negotiation with the joint venture partner of the Third Bridge JV regarding the sale of the Company's entire 60% equity interest in the Third Bridge JV to the joint venture partner, although no agreement has been entered into between the parties. The board of directors of the Company considers that, pending the final conclusion of such negotiations, the Group's net investment in the Third Bridge JV, including the aforesaid trade debtors, will be fully recovered. In light of the foregoing, no impairment loss in relation to the trade debtors was recognised.

For the year ended 30 June 2008

23 Amounts due from affiliates

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Amounts due from subsidiaries	—	—	733	7,103
Amounts due from associates	—	2	—	—
Amounts due from investee companies	—	5	—	—
Amounts due from minority shareholders	82	61	—	—
	82	68	733	7,103

Amounts due from affiliates are unsecured, interest-free and repayable on demand.

24 Cash and cash equivalents

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Deposits with banks	771	3,609	—	151
Cash at bank and in hand	65	75	2	13
Cash and cash equivalents in the balance sheets	836	3,684	2	164
Cash and cash equivalents classified as assets held for sale *(note 29)*	—	2		
Cash and cash equivalents in the consolidated cash flow statement	836	3,686		

Included in cash and cash equivalents in the consolidated balance sheet is the following amount denominated in a currency other than the functional currency of the entity to which it relates:

	2008 million	2007 million
Japanese Yen ("JPY")	—	JPY173

Of the cash and bank balances at 30 June 2007 and 2008, a total sum being the equivalent of HK$69 million (2007: HK$76 million) was maintained in mainland China and is subject to exchange control regulations.

For the year ended 30 June 2008

25 Secured bank loans

At 30 June 2008, secured bank loans of the Group were repayable as follows:

	2008 HK$ million	2007 HK$ million
Within 1 year and included in current liabilities	11	23
After 1 year and included in non-current liabilities		
— After 1 year but within 2 years	18	—
— After 2 years but within 5 years	11	6
	29	6
	40	29

At 30 June 2007 and 2008, all the Group's bank loans were secured by the Group's toll highway operation rights (see note 18).

26 Trade and other payables

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Trade creditors	27	37	—	—
Rental deposits and other payables	45	149	7	20
	72	186	7	20

The ageing analysis of trade creditors of the Group at the balance sheet date is as follows:

	2008 HK$ million	2007 HK$ million
Due within 1 month or on demand	—	5
Due after 1 month but within 3 months	13	20
Due after 3 months but within 6 months	12	10
Due after 6 months	2	2
	27	37

27 Amounts due to affiliates

	The Group 2008 HK$ million	The Group 2007 HK$ million	The Company 2008 HK$ million	The Company 2007 HK$ million
Amounts due to subsidiaries	—	—	18	1,152
Amount due to a fellow subsidiary	16	1,653	—	—
Amounts due to minority shareholders	126	148	—	—
	142	1,801	18	1,152

Amounts due to affiliates are unsecured, interest-free and repayable on demand except for an amount due to a fellow subsidiary of HK$16 million (2007: HK$1,653 million) which bears interest by reference to Hong Kong Interbank Offered Rate.

28 Deferred taxation

(a) The Group

The components of deferred tax liabilities of the Group recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred taxation arising from:	Depreciation allowances in excess of related depreciation HK$ million	Consideration receivable on disposal of toll collection right of toll bridges HK$ million	Revaluation of investment properties HK$ million	Tax losses HK$ million	Others HK$ million	Total HK$ million
At 1 July 2006	21	14	682	(29)	3	691
Exchange adjustment	—	1	—	—	—	1
Charged/(credited) to profit and loss account	3	(1)	40	(8)	—	34
Disposal of subsidiaries	(24)	—	(722)	37	(3)	(712)
At 30 June 2007	—	14	—	—	—	14
At 1 July 2007	—	14	—	—	—	14
Exchange adjustment	—	2	—	—	—	2
Credited to profit and loss account	—	(2)	—	—	—	(2)
At 30 June 2008	—	14	—	—	—	14

(b) The Company

No deferred taxation has been recognised as the Company did not have significant temporary differences at 30 June 2007 and 2008.

29 Disposal group

The Group previously entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd 奉化市交通投資公司, a minority shareholder of the Ningbo Subsidiaries (as defined below), to dispose of its entire interests in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") at a cash consideration of RMB70 million (approximately HK$75 million). The transaction was completed during the year and a net gain on disposal of the Ningbo Subsidiaries of approximately HK$21 million was recognised.

The results of the Ningbo Subsidiaries for the year are as follows:

	2008 HK$ million	2007 HK$ million
Revenue	8	18
Expenses	(3)	(7)
Profit for the year of disposal group	5	11

The major classes of assets and liabilities of the Ningbo Subsidiaries at 30 June 2007 are as follows:

	2007 HK$ million
Assets	
Property, plant and equipment	3
Toll highway operation rights	415
Bank balances and cash *(note 24)*	2
	420
Liabilities	
Amount due to a minority shareholder *(note)*	255
Net assets classified as held for sale	165

Note: The amount was unsecured, interest-free and had no fixed terms of repayment.

The cumulative income recognised directly in the equity of the Group relating to the Ningbo Subsidiaries amounts to HK$14 million immediately before the completion of the Group's disposal of its interest therein (30 June 2007: HK$10 million).

Although the Ningbo Subsidiaries belong to the infrastructure segment (which is a continuing operation of the Group), completion of the disposal of the Ningbo Subsidiaries took place during the year after which the Group ceased to be interested in the operations of the Ningbo Subsidiaries.

30 Employee retirement benefits

The Group's employees in Hong Kong participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of the employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. No forfeited contribution was utilised during the year (2007: HK$Nil). There was no such balance at 30 June 2007 and 2008.

No employees of the Group were eligible to join the Fund or the Scheme on or after 1 December 2000.

Employees of the Group in Hong Kong who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of the employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. No forfeited contributions were utilised during the year (2007: HK$Nil).

Employees of the subsidiaries in mainland China are members of the central pension scheme operated by the PRC government. The Group is required to contribute a certain percentage of employees' remuneration to the central pension scheme to fund the benefits. The only obligation for the Group with respect to the central pension scheme is the associated required contribution under the central pension scheme. Contributions to the plan vest immediately.

31 Capital and reserves

(a) The Group

	Attributable to equity shareholders of the Company									
	Share capital HK$ million	Share premium HK$ million	Property revaluation reserve HK$ million	Capital reserve HK$ million	Fair value reserve HK$ million	Exchange reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2006	609	9,216	12	13	53	–	17,749	27,652	628	28,280
Final dividend approved in respect of the previous financial year *(note 15 (b))*	–	–	–	–	–	–	(457)	(457)	–	(457)
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	–	–	–	–	–	62	–	62	54	116
Reduction of share premium *(note (d))*	–	(5,000)	–	–	–	–	5,000	–	–	–
Transfer to retained profits on disposal of subsidiaries	–	–	(12)	–	–	–	12	–	–	–
Available-for-sale securities:										
– changes in fair value	–	–	–	–	183	–	–	183	–	183
– impairment loss transfer to profit or loss	–	–	–	–	14	–	–	14	–	14
– transfer to profit or loss on disposal of subsidiaries	–	–	–	–	(250)	–	–	(250)	–	(250)
Distribution to minority shareholders	–	–	–	–	–	–	–	–	(90)	(90)
Profit for the year	–	–	–	–	–	–	5,391	5,391	78	5,469
Dividends declared in respect of the current financial year *(note 15 (a))*										
– interim dividend	–	–	–	–	–	–	(396)	(396)	–	(396)
– cash distribution	–	–	–	–	–	–	(15,237)	(15,237)	–	(15,237)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	(105)	(105)
At 30 June 2007	609	4,216	–	13	–	62	12,062	16,962	565	17,527

For the year ended 30 June 2008

31 Capital and reserves (continued)

(a) The Group (continued)

	Attributable to equity shareholders of the Company							
	Share capital HK$ million	Share premium HK$ million	Capital reserve HK$ million	Exchange reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2007	609	4,216	13	62	12,062	16,962	565	17,527
Final dividend approved in respect of the previous financial year *(note 15 (b))*	–	–	–	–	(457)	(457)	–	(457)
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	–	–	–	66	–	66	41	107
Realisation of exchange reserve on disposal of subsidiaries	–	–	–	(8)	–	(8)	(6)	(14)
Reduction of share premium *(note (d))*	–	(4,216)	–	–	4,216	–	–	–
Profit for the year	–	–	–	–	35,390	35,390	86	35,476
Dividends declared in respect of the current financial year *(note 15 (a))*								
– interim dividend	–	–	–	–	(61)	(61)	–	(61)
– distributions	–	–	–	–	(50,262)	(50,262)	–	(50,262)
Dividends paid to minority shareholders	–	–	–	–	–	–	(16)	(16)
Increase in shareholding in a subsidiary	–	–	–	–	–	–	(148)	(148)
Disposal of subsidiaries	–	–	–	–	–	–	(108)	(108)
At 30 June 2008	609	–	13	120	888	1,630	414	2,044

For the year ended 30 June 2008

31 Capital and reserves (continued)

(b) The Company

	Share capital HK$ million	Share premium HK$ million	Capital reserve HK$ million	Retained profits HK$ million	Total equity HK$ million
At 1 July 2006	609	9,216	3	6,151	15,979
Final dividend approved in respect of the previous financial year *(note 15(b))*	—	—	—	(457)	(457)
Reduction of share premium *(note (d))*	—	(5,000)	—	5,000	—
Profit for the year	—	—	—	7,763	7,763
Dividends declared in respect of the current financial year *(note 15(a))*					
— interim dividend	—	—	—	(396)	(396)
— cash distribution	—	—	—	(15,237)	(15,237)
At 30 June 2007	609	4,216	3	2,824	7,652
At 1 July 2007	**609**	**4,216**	**3**	**2,824**	**7,652**
Final dividend approved in respect of the previous financial year *(note 15(b))*	—	—	—	**(457)**	**(457)**
Reduction of share premium *(note (d))*	—	**(4,216)**	—	**4,216**	—
Profit for the year	—	—	—	**44,197**	**44,197**
Dividends declared in respect of the current financial year *(note 15(a))*					
— interim dividend	—	—	—	**(61)**	**(61)**
— distributions	—	—	—	**(50,262)**	**(50,262)**
At 30 June 2008	**609**	—	**3**	**457**	**1,069**

(c) Share capital

	2008 HK$ million	2007 HK$ million
Authorised:		
5,000,000,000 (2007: 5,000,000,000) ordinary shares of HK$0.2 each	**1,000**	1,000
Issued and fully paid:		
3,047,327,395 (2007: 3,047,327,395) ordinary shares of HK$0.2 each	**609**	609

31 Capital and reserves (continued)

(d) Reduction of share premium

Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on 14 May 2007 and an order of the High Court of the Hong Kong Special Administrative Region made on 5 June 2007, an amount of HK$5,000 million then standing to the credit of the Company's share premium account was reduced on 13 June 2007 and the same amount was credited to the Company's retained profits in accordance with the provisions of the Hong Kong Companies Ordinance.

Pursuant to a special resolution passed at the extraordinary general meeting of the Company held on 7 December 2007 and an order of the High Court of the Hong Kong Special Administrative Region dated 16 January 2008, the Company's entire share premium of approximately HK$4,216 million was reduced on 17 January 2008 and the same amount was credited to the Company's retained profits in accordance with the provisions of the Hong Kong Companies Ordinance.

(e) Nature and purpose of reserves

(i) Share premium
The application of share premium is governed by Section 48B of the Hong Kong Companies Ordinance.

(ii) Property revaluation reserve
Property revaluation reserve relates to other land and buildings. Where other land and buildings is reclassified to investment property, the cumulative increase in fair value at the date of reclassification is included in the property revaluation reserve, and will be transferred to retained profits upon the retirement or disposal of the relevant property.

(iii) Fair value reserve
The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date.

(iv) Exchange reserve
The exchange reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 2(r).

(f) Distributability of reserves

At 30 June 2008, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$457 million (2007: HK$2,824 million). After the balance sheet date, the directors proposed a final dividend of HK2 cents (2007: HK15 cents) per share, amounting to HK$61 million (2007: HK$457 million). This dividend has not been recognised as a liability at the balance sheet date.

(g) Capital management

The Group's primary objective for capital management is to safeguard the Group's ability to continue as a going concern so that the Group can continue to provide financial returns to shareholders, and by securing access to financing sources at reasonable costs.

The Group regularly reviews and manages its capital structure under the policy of prudent financial management. The Group maintains a financially sound capital position and, where appropriate, makes adjustments to its capital structure in the light of remarkable changes in the financial and capital markets and in economic conditions.

The Group monitors its capital structure on the basis of gearing ratio, which is one of the most commonly adopted measurement standards for capital management by companies engaged in investments in infrastructure projects. Gearing ratio is calculated based on the net bank borrowings and shareholders' funds of the Group at the balance sheet date. At 30 June 2008, the Group maintained net cash and bank balances (after deducting the Group's total bank borrowings of HK$40 million (2007: HK$29 million)) of HK$796 million (2007: HK$3,655 million) and therefore the Group's gearing ratio was Nil (2007: Nil).

Neither the Company nor any of its other subsidiaries are subject to externally imposed capital requirements during the year and at 30 June 2008.

32 Disposal of subsidiaries and associates

Details of the subsidiaries and associates disposed of (see note 6 for further details) during the years ended 30 June 2007 and 2008 are set out below:

	Note	2008 HK$ million	2007 HK$ million
Net assets of the subsidiaries disposed of:			
Investment properties		—	6,370
Property, plant and equipment		4	206
Toll highway operation rights		430	—
Prepaid lease payments		—	63
Interest in associates		16,483	4,214
Other non-current assets		—	459
Deferred tax assets		—	5
Inventories		—	269
Trade and other receivables		—	113
Cash and cash equivalents		1	5
Trade and other payables		—	(168)
Amounts due to affiliates		(259)	(2)
Current taxation		—	(40)
Deferred tax liabilities		—	(717)
		16,659	10,777
Minority interests		(108)	—
		16,551	10,777
Release of exchange reserve		(14)	—
Release of fair value reserve		—	(250)
		16,537	10,527
Share of net assets of the associates disposed of		—	654
Net gain on disposal of disposal group	29	21	—
Net gain on disposal of Sale Companies and related shareholder's loans	6(b)	33,781	—
Net gain on disposal of subsidiaries and associates	6(b)	—	930
		50,339	12,111
Satisfied by:			
Cash — disposal of subsidiaries		6,828	11,384
— disposal of disposal group	29	75	—
— disposal of associates		—	727
Share entitlement note and all rights thereunder	5(c)	43,436	—
		50,339	12,111
Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:			
Cash consideration received		6,903	11,384
Cash and cash equivalents disposed of		(1)	(5)
		6,902	11,379

33 Capital commitments

At 30 June 2008, the Group did not have any capital commitment (2007: HK$Nil).

34 Contingent liabilities

At 30 June 2008, the Group did not have any contingent liabilities (2007: HK$Nil).

35 Lease commitments

At 30 June 2008, the Group did not have any lease commitment (2007: HK$Nil).

36 Material related party transactions

In addition to the transactions disclosed elsewhere in these accounts, the Group entered into the following material related party transactions during the year.

(a) Transactions with related parties

During the year, the Group entered into the following material transactions with related parties:

	Fellow subsidiaries		Associates	
	2008	2007	**2008**	2007
	HK$ million	HK$ million	**HK$ million**	HK$ million
Continuing operations				
Interest expense	3	2	—	—
Interest income	—	—	—	4
Discontinued operations				
Agency commission paid	—	2	—	—
Building management fee paid	—	5	—	—
Maintenance fee paid	—	16	—	—
Rental expense	—	—	—	1
Cleaning service income	—	1	—	—
Hotel management income	—	1	—	—
Rental income	—	4	—	—

(b) Key management personnel remuneration

Remuneration for key management personnel of the Group is set out in note 12.

37 Non-adjusting post balance sheet events

(a) After the balance sheet date, the directors proposed a final dividend. Further details are set out in note 15(a).

(b) On 27 August 2008, the Company announced that it is currently under negotiation with the joint venture partner of the Third Bridge JV (as such term is defined in note 22) regarding the sale of the Company's entire 60% equity interest in the Third Bridge JV to the joint venture partner, although no agreement has been entered into between the parties. The Company, subject to the entering into of an agreement for the disposal of its interest in the Third Bridge JV, is considering the acquisition of new assets.

38 Comparative figures

Certain comparative figures have been adjusted or re-classified to conform with the disclosure requirements in respect of the discontinued operations set out in note 6.

39 Parent and ultimate controlling party

At 30 June 2008, the directors consider that the Company's parent and ultimate controlling party are Kingslee S.A. (a private limited liability company incorporated in the Republic of Panama) and Henderson Development Limited (a private limited liability company incorporated in Hong Kong) respectively. These entities do not produce accounts available for public use.

The parent of Kingslee S.A. is HLD, a public limited liability company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited. HLD produces consolidated accounts, including those of the Group, which are available for public use.

Principal Subsidiaries

At 30 June 2008

Set out below are the particulars of the subsidiaries of the Company at 30 June 2008 which, in the opinion of the directors, principally affected the results and assets of the Group. All the principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. None of the principal subsidiaries has debt securities in issue at the balance sheet date.

	Particulars of issued share capital		Percentage of shares held by the Company	
	Number of ordinary shares	Par value HK$	Directly	Indirectly
A Investment holding				
China Investment Group Limited	300,000	1,000	–	100
Henderton Profits Limited	1	1	–	100
Luxrich Limited (incorporated and operates in the British Virgin Islands)	10	US$1	80	20
Nation Team Development Limited	2	1	–	100
Prominence Development Limited	1	1	–	100
Hong Kong Vigorous Limited	10,000	1	–	70
B Finance				
St. Helena Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	3	US$1	100	–

At 30 June 2008

	Note	Contributed capital	Percentage of equity interest held by the Company Directly	Indirectly
C Infrastructure				
Hangzhou Henderson Qianjiang Third Bridge Company, Limited	*(i), (iii)*	RMB200,000,000	—	60
Maanshan Huan Tong Highway Development Limited	*(ii), (iii)*	RMB99,450,000	—	49
Tianjin Jinning Roads Bridges Construction Development Company Limited	*(ii), (iii)*	RMB23,680,000	—	70
Tianjin Wanqiao Project Development Company Limited	*(ii), (iii)*	RMB20,000,000	—	70

(i) The company is registered as Sino-foreign equity joint venture enterprise and operates in mainland China.

(ii) These companies are registered as Sino-foreign co-operative joint venture enterprises and operate in mainland China. The Group can exercise control over these entities.

(iii) The percentage of the profit sharing by the subsidiaries is as follows:

Hangzhou Henderson Qianjiang Third Bridge Company, Limited	—	60%
Maanshan Huan Tong Highway Development Limited	—	first five years: 80%, second five years: 60% and remaining years: 70%
Tianjin Jinning Roads Bridges Construction Development Company Limited	—	first five years: 80%, second five years: 60% and remaining years: 70%
Tianjin Wanqiao Project Development Company Limited	—	70%

Corporate Information

Board of Directors

Executive Directors

Dr. the Hon. Lee Shau Kee, GBM
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors

Sir Po-shing Woo
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Audit Committee

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong
Leung Hay Man

Remuneration Committee

Wu King Cheong
Dr. the Hon. Lee Shau Kee, GBM
Colin Lam Ko Yin
Gordon Kwong Che Keung
Professor Ko Ping Keung

Company Secretary

Timon Liu Cheung Yuen

Registered Office

72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Telephone	:	(852) 2908 8888
Facsimile	:	(852) 2908 8838
Internet	:	http://www.hld.com
E-Mail	:	henderson@hld.com

Registrars

Tricor Standard Limited
26/F, Tesbury Centre
28 Queen's Road East, Wanchai
Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited (Stock Code: 97)

Shares are also traded in the United States through an American Depositary Receipt Level 1 Programme
(Ticker Symbol: HDVTY
CUSIP Reference Number: 425070109)

Authorised Representatives

Colin Lam Ko Yin
Timon Liu Cheung Yuen

Auditors

PricewaterhouseCoopers

Solicitors

Woo, Kwan, Lee & Lo
Lo & Lo
Yung, Yu, Yuen & Co.

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Bank of China (Hong Kong) Limited

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 8 December 2008 at 11:00 a.m. to transact the following business:

1. To receive and consider the Audited Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2008.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

6. To consider as special business and, if thought fit, pass the following resolution as a Special Resolution:

"THAT:

the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 78

by deleting all references to the words "Deputy Chairman" in the Article and substituting therefor the words "Vice Chairman".

(b) Article 123

by deleting all references to the words "Deputy Chairman" in the Article and substituting therefor the words "Vice Chairman"."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 23 October 2008

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) *A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.*

(2) *The Register of Members of the Company will be closed from Tuesday, 2 December 2008 to Monday, 8 December 2008, both days inclusive, during which period no requests for transfer of shares will be accepted.*

(3) *In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 1 December 2008.*

(4) *An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2008 Annual Report.*

(5) *Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company under the said mandate being sought.*

THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Investment Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 97)

RECEIVED
2008 NOV -7 A 9:21

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES RE-ELECTION OF THE RETIRING DIRECTORS AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

A notice convening the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 8 December 2008 at 11:00 a.m. is set out in the Annual Report for the year ended 30 June 2008.

23 October 2008

CONTENTS

Page

Definitions 1

Letter from the Board of Directors

Proposed general mandates to repurchase the Company's own shares and to issue shares 4

Proposed re-election of the retiring Directors 4

Proposed amendments to the Articles of Association 4

Demand for poll at the Annual General Meeting 5

Appendix I – Explanatory Statement 6

Appendix II – Biographical Details of the Retiring Directors to be Re-elected 9

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Articles of Association"	the Articles of Association of the Company;
"Annual General Meeting"	the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 8 December 2008 at 11:00 a.m.;
"Chairman"	the chairman presiding at any meeting of members or of the board of Directors;
"Company"	Henderson Investment Limited;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate;
"Latest Practicable Date"	10 October 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Notice"	the notice convening the Annual General Meeting dated 23 October 2008 contained in the Company's annual report for the year ended 30 June 2008;
"Report of Directors"	the report of directors of the Company for the year ended 30 June 2008 contained in the Company's annual report for the year ended 30 June 2008;

"Repurchase Mandate"	the general mandate to exercise the power of the Company to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate;
"Shares"	the shares of nominal value of HK$0.20 each in the share capital of the Company;
"Shareholders"	registered holders of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 97)

Executive Directors:
Dr. the Hon. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors:
Sir Po-shing Woo
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors:
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

23 October 2008

To the Shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES RE-ELECTION OF THE RETIRING DIRECTORS AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate, the re-election of the retiring Directors and the amendments to the Articles of Association, and to seek your approval at the Annual General Meeting in connection with, inter alia, such matters.

PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 3 December 2007, general mandates were given to the Directors: (i) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding 20 per cent of the issued share capital of the Company as at the date of the ordinary resolution. Such mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Separate ordinary resolutions will also be proposed at the Annual General Meeting to grant the Issue Mandate (representing a general mandate to allot, issue and deal with a maximum of 609,465,479 Shares on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting) by way of a general mandate to the Directors and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules and the Companies Ordinance to be included in this circular is set out in Appendix I hereto.

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Article 116 of the Articles of Association, Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Suen Kwok Lam, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Philip Yuen Pak Yiu and Mr. Wu King Cheong shall retire by rotation at the Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Directors propose amendments to the Articles of Association in order to effect minor housekeeping amendments to replace all references to the designation "Deputy Chairman" in the Articles of Association with "Vice Chairman".

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of a special resolution at the Annual General Meeting. Full text of the proposed amendments to the Articles of Association is set out in resolution number 6 of the Notice.

DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

In accordance with Article 80 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded or otherwise required under the Listing Rules. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

In accordance with Article 96 of the Articles of Association, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Yours faithfully,
Lee Shau Kee
Chairman

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,047,327,395 Shares.

Subject to the passing of the ordinary resolution number 5(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 304,732,739 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the company. If such repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30 June 2008, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest *HK$*	Lowest *HK$*
2007	October	15.980	13.340
	November	17.600	13.480
	December	18.800	1.610
2008	January	1.750	0.410
	February	0.430	0.375
	March	0.950	0.350
	April	1.170	0.780
	May	0.940	0.760
	June	0.840	0.710
	July	0.740	0.520
	August	0.560	0.435
	September	0.540	0.330
	October (up to the Latest Practicable Date)	0.395	0.340

5. UNDERTAKING AND DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

6. TAKEOVERS CODE AND SHARE REPURCHASES

If a Shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. The controlling shareholder of the Company owns 69.27% of the existing share capital of the Company. On the assumption of the full exercise of the Repurchase Mandate, the controlling shareholder's shareholding interests in the Company will be increased to approximately 76.97%. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors will not exercise the Repurchase Mandate such that the minimum amount of Shares held by the public will fall below 25% of the issued share capital of the Company, being the minimum public float requirement under the Listing Rules.

7. SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

The following are the biographical details of Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Suen Kwok Lam, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Philip Yuen Pak Yiu and Mr. Wu King Cheong, all of whom shall retire by rotation at the Annual General Meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, have offered themselves for re-election. Save as disclosed hereinbelow, there are no other matters relating to their re-election that need to be brought to the attention of Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

LEE Ka Kit, aged 45, National Committee Member of the Chinese People's Political Consultative Conference, the People's Republic of China, has been an Executive Director and Vice Chairman of the Company since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the business of Henderson Land Group in the People's Republic of China since 1985. Mr. Lee is also the vice chairman of Henderson Land Development Company Limited and a director of The Hong Kong and China Gas Company Limited, both of which are companies listed on the Stock Exchange. He served as a director of Henderson Cyber Limited (being a company listed on the Stock Exchange until its privatisation on 12 December 2005) until his resignation in March 2007 and is a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 2,076,089,007 shares in the Company (representing 68.13% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors. He is a director of Henderson Land Development Company Limited and Henderson Development Limited (controlling shareholders of the Company) which have aggregate interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, Mr. Lee has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

LEE Ka Shing, aged 37, a Committee Member of the 10th Guangxi Zhuangzu Zizhiqu Committee and of the 10th Foshan Committee of the Chinese People's Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. Mr. Lee is also the vice chairman of Henderson Land Development Company Limited, managing director of Miramar Hotel and Investment Company, Limited as well as a director of The Hong Kong and China Gas Company Limited, all of which are companies listed on the Stock Exchange. He served as a director of Henderson Cyber Limited (being a company listed on the Stock Exchange until its privatisation on 12 December 2005) until his resignation in March 2007 and is a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 2,076,089,007 shares in the Company (representing 68.13% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors. Mr. Lee is a director of Gainwise Investment Limited (which has a 7.13% shareholding interest in the Company), Banshing Investment Limited, Markshing Investment Limited and Covite Investment Limited (substantial shareholders of the Company), as well as a director of Henderson Land Development Company Limited and Henderson Development Limited (controlling shareholders of the Company) which have aggregate interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, Mr. Lee has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

SUEN Kwok Lam, *MH, FHIREA*, aged 61, has been an Executive Director of the Company since July 1999. He joined Henderson Land Group in 1997. He is the Vice President of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He was the President of Hong Kong Association of Property Management Companies from 2003 to 2007. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong Kong Special Administrative Region in 2005. Mr. Suen is also an executive director of Henderson Land Development Company Limited, which is a company listed on the Stock Exchange. Save as disclosed herein, Mr. Suen has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Suen did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is a director of Henderson Land Development Company Limited (a controlling shareholder of the Company) which has interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, he has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Suen was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

LAU Yum Chuen, Eddie, aged 62, has been an Executive Director of the Company since 1988. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Land Development Company Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange. Save as disclosed herein, Mr. Lau has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Lau did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is a director of Henderson Land Development Company Limited (a controlling shareholder of the Company) which has interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, he has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lau was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

LI Ning, *BSc, MBA*, aged 51, has been an Executive Director of the Company since 1990. He holds a B.Sc. degree from Babson College and an M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Land Development Company Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited, both of which are companies listed on the Stock Exchange. Save as disclosed herein, Mr. Li has not held any other directorships in listed public companies in the last three years. He is the son-in-law of Dr. Lee Shau Kee and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

Mr. Li was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18 May 1994, Smartie Food was put into winding up by the court. Mr. Li had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of Smartie Food. The affairs of Smartie Food had been completely wound up in December 1995. Mr. Li was also a non-executive director of Ganges Apparel Limited ("Ganges") from September 1989 to June 1996. Ganges was a company incorporated in Hong Kong and engaged in the business of the agency of, and the trading of garments. By a court order of 23 October 1996, Ganges was put into winding up by the court. Mr. Li had resigned as a director of Ganges before the winding up and did not take part in any matters giving rise to the winding up of Ganges. The affairs of Ganges had been completely wound up in March 1998.

As at the Latest Practicable Date, Mr. Li was taken to be interested in 2,076,089,007 shares in the Company (representing 68.13% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors. He is a director of Henderson Land Development Company Limited (a controlling shareholder of the Company) which has interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, he has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Li was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

YUEN Pak Yiu, Philip, aged 72, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a solicitor of The Supreme Court of England and Wales and of Hong Kong and was a partner of the firm of Yung, Yu, Yuen & Co until 1 April 2008 when he retired from the partnership and remains a consultant of the firm. He has over 40 years' experience in legal practice in Hong Kong. Mr. Yuen is a director of Hopson Development Holdings Limited and Melbourne Enterprises Limited, and was a director of APT Satellite Holdings Limited (resigned on 1 July 2007), all of which are companies listed on the Stock Exchange. Save as disclosed herein, Mr. Yuen has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Yuen did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance, and had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Yuen was appointed for a term of three years until 31 December 2010 and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

WU King Cheong, *BBS, JP*, aged 57, has been an Independent Non-executive Director of the Company since 2005. Mr. Wu is Vice Chairman of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. Mr. Wu is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier Pacific Holdings Limited, Henderson Land Development Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange. Save as disclosed herein, Mr. Wu has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Wu did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is a director of Henderson Land Development Company Limited (a controlling shareholder of the Company) which has interest in 2,070,473,859 shares of the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, he has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Wu was appointed for a term of three years until 31 December 2010 and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. He was entitled to a fixed annual remuneration of HK$200,000 per annum for acting as an Independent Non-executive Director, a member of Audit Committee and a member of Remuneration Committee of the Company, which was determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive a director's fee of HK$20,000 and other remuneration of HK$180,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

於最後實際可行日期，胡先生之任期訂定為三年至二零一零年十二月三十一日，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼就出任本公司獨立非執行董事、審核委員會委員及薪酬委員會委員，可每年享定額薪酬港幣200,000元，該薪酬乃董事局按彼之職責釐定。截至二零零八年六月三十日止年度，彼收取本公司董事袍金港幣20,000元及其他薪酬港幣180,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

阮北耀先生，72歲，自一九八一年出任本公司董事及於二零零四年調職非執行董事。阮先生為英格蘭及威爾斯及香港最高法院律師，並曾為翁余阮律師行之合夥人，直至二零零八年四月一日阮先生辭任合夥人及留任該行之顧問律師，而於香港從事法律工作逾四十年。阮先生為合生創展集團有限公司及萬邦投資有限公司之董事，並曾擔任亞太衛星控股有限公司之董事(於二零零七年七月一日辭任)，而該等公司於聯交所上市。除於此披露者外，阮先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，阮先生沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益，並與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，阮先生之任期訂定為三年至二零一零年十二月三十一日，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零八年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

胡經昌太平紳士，57歲，自二零零五年出任本公司之獨立非執行董事。胡先生乃香港中華總商會副會長、香港房屋委員會委員、金銀業貿易場永遠名譽會長及香港證券經紀業協會永遠名譽會長。彼現為利昌金舖有限公司之常務董事。胡先生亦為有利集團有限公司、其士泛亞控股有限公司、恒基兆業地產有限公司、香港小輪(集團)有限公司及美麗華酒店企業有限公司之獨立非執行董事，而該等公司於聯交所上市。除於此披露者外，胡先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，胡先生並無持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。本公司控股股東恒基兆業地產有限公司持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該公司之董事。除於此披露者外，胡先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

李寧先生，51歲，自一九九零年出任本公司執行董事，持有Babson College理學士及南加州大學工商管理碩士學位。李先生亦為恒基兆業地產有限公司執行董事及香港小輪(集團)有限公司董事，而該等公司於聯交所上市。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之女婿及李家傑先生及李家誠先生之姐夫。

於一九八九年六月至一九九四年四月期間，李先生為威威食品有限公司(「威威食品」)之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據一九九四年五月十八日法庭之頒令，威威食品由法庭執行清盤。李先生於威威食品開始清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於一九九五年十二月完結。於一九八九年九月至一九九六年六月期間，李先生亦為恒河製衣有限公司(「恒河」)之非執行董事。恒河為一間香港註冊成立之公司，並從事服裝代理及貿易業務。根據一九九六年十月二十三日法庭之頒令，恒河由法庭執行清盤。李先生於恒河清盤前已辭任董事一職，並無參與任何事件致使恒河清盤。有關恒河清盤之事宜已於一九九八年三月完結。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司2,076,089,007股之股份權益，佔本公司已發行股本68.13%。彼持有本公司聯繫公司之其他權益詳細資料已於董事局報告內作出披露。本公司控股股東恒基兆業地產有限公司持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該等公司之董事。除於此披露者外，李先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零八年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

於最後實際可行日期，孫先生並無持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。本公司控股股東恒基兆業地產有限公司持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該公司之董事。除於此披露者外，孫先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，孫先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零八年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

劉壬泉先生，62歲，自一九八八年出任本公司執行董事，具有超過三十五年銀行、財務及投資經驗。劉先生亦為恒基兆業地產有限公司之執行董事及香港小輪(集團)有限公司及美麗華酒店企業有限公司之董事，而該等公司於聯交所上市。除於此披露者外，劉先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，劉先生並無持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。本公司控股股東恒基兆業地產有限公司持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該公司之董事。除於此披露者外，劉先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，劉先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零八年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

李家誠先生，37歲，為中國人民政治協商會議廣西壯族自治區第十屆委員會委員及中國人民政治協商會議佛山市第十屆委員會委員，自一九九三年出任本公司執行董事及自二零零五年出任副主席，曾在加拿大接受教育。李先生亦為恒基兆業地產有限公司之副主席、美麗華酒店企業有限公司董事總經理，以及香港中華煤氣有限公司董事，而該等公司於聯交所上市。彼曾擔任恒基數碼科技有限公司(於二零零五年十二月十二日私有化前為於聯交所上市之公司)之董事，並於二零零七年三月辭任。彼亦為多間本集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之兒子、李家傑先生之胞弟及李寧先生之內弟。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司2,076,089,007股之股份權益，佔本公司已發行股本68.13%。彼持有本公司聯繫公司之其他權益詳細資料已於董事局報告內作出披露。持有本公司7.13%股份權益之Gainwise Investment Limited、本公司主要股東賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司及本公司控股股東恒基兆業地產有限公司及恒基兆業有限公司合共持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該等公司之董事。除於此披露者外，李先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零八年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

孫國林先生，61歲，自一九九九年七月出任本公司執行董事。彼於一九九七年加入恒基地產集團。孫先生為香港地產行政學會副會長及香港地產建設商會個人會員。彼於二零零三年至二零零七年期間為香港物業管理公司協會會長，具有超過三十五年物業管理經驗。彼於二零零五年獲香港特別行政區政府頒授榮譽勳章。孫先生亦為恒基兆業地產有限公司之執行董事，而該公司於聯交所上市。除於此披露者外，孫先生於過往三年並無出任任何其他上市公司之董事。

以下為李家傑先生、李家誠先生、孫國林先生、劉壬泉先生、李寧先生、阮北耀先生及胡經昌先生之個人資料，彼等根據本公司組織章程細則第116條將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。除於以下所披露者外，並無其他與彼等重選連任有關之事項需向股東公佈或有任何資料需根據上市規則第13.51(2)條作出披露。

李家傑先生，45歲，為中國人民政治協商會議全國委員會委員，自一九九三年出任本公司執行董事及副主席。李先生曾在英國接受教育，於一九八五年加入恒基地產集團時，已主要負責中國之業務發展。李先生亦為恒基兆業地產有限公司副主席及香港中華煤氣有限公司董事，而該等公司於聯交所上市。彼曾擔任恒基數碼科技有限公司(於二零零五年十二月十二日私有化前為於聯交所上市之公司)之董事，並於二零零七年三月辭任。彼亦為多間本集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。彼為李兆基博士之兒子、李家誠先生之胞兄及李寧先生之內弟。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司2,076,089,007股之股份權益，佔本公司已發行股本68.13%。彼持有本公司聯繫公司之其他權益詳細資料已於董事局報告內作出披露。本公司控股股東恒基兆業地產有限公司及恒基兆業有限公司合共持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該等公司之董事。除於此披露者外，李先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零八年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

6. 收購守則及購回股份守則

倘董事依據購回授權行使本公司權力購回股份,以致股東在本公司投票權所佔權益比例有所增加,則就收購守則第32條而言,該項增加將視作一項取得投票權。因此,一名股東或一群一致行動股東可取得或鞏固本公司控制權,並因而須根據收購守則第26及32條提出強制收購建議。本公司控股股東擁有本公司現有股本69.27%。倘若全面行使購回授權,控股股東持有本公司之股權將增加至約76.97%。據董事局所知悉,若現有股東及本公司之股本結構並無改變,董事在購回授權下行使任何股份購回將不會引致收購守則項下之任何後果。然而,倘若會令公眾人士所持股份之最低金額將少於本公司已發行股本之25%(即上市規則所訂最低公眾持股量之要求),則董事將不會行使購回授權。

7. 本公司購回股份

於本通函日期前六個月內,本公司並無在聯交所或以其他方式購買本身任何股份。

要求於股東週年大會以點票方式表決之程序

根據組織章程細則第80條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時)以有效要求或根據上市規則以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 有權於大會上投票，並親身出席或由授委代表出席之最少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由授委代表出席之一名或多名股東；或

(d) 一名或多名親身出席大會之股東或其授委代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

根據組織章程細則第96條，若本公司股東乃法團身份，可以其董事決議案或其任何監管機構決議案酌情授權任何人士代表出席本公司任何會議或本公司任何股東分類之會議。授委人可代表該法團行使該法團之所有權力；就該法團之權力而言，該法團將被視為猶如自然人身份作為本公司股東。

無論　閣下擬出席股東週年大會與否，務請按隨附的代表委任表格上印備的指示將表格填妥，並於股東週年大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環金融街八號國際金融中心二期72-76樓。　閣下交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

此　致

本公司列位股東　台照

主席
李兆基
謹啟

二零零八年十月二十三日

6. 收購守則及購回股份守則

倘董事依據購回授權行使本公司權力購回股份，以致股東在本公司投票權所佔權益比例有所增加，則就收購守則第32條而言，該項增加將視作一項取得投票權。因此，一名股東或一群一致行動股東可取得或鞏固本公司控制權，並因而須根據收購守則第26及32條提出強制收購建議。本公司控股股東擁有本公司現有股本69.27%。倘若全面行使購回授權，控股股東持有本公司之股權將增加至約76.97%。據董事局所知悉，若現有股東及本公司之股本結構並無改變，董事在購回授權下行使任何股份購回將不會引致收購守則項下之任何後果。然而，倘若會令公眾人士所持股份之最低金額將少於本公司已發行股本之25%(即上市規則所訂最低公眾持股量之要求)，則董事將不會行使購回授權。

7. 本公司購回股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購買本身任何股份。

4. 股價

本公司股份於前十二個月在聯交所每月之最高及最低成交價格如下：

		最高 *港幣*	最低 *港幣*
2007年	10月	15.980	13.340
	11月	17.600	13.480
	12月	18.800	1.610
2008年	1月	1.750	0.410
	2月	0.430	0.375
	3月	0.950	0.350
	4月	1.170	0.780
	5月	0.940	0.760
	6月	0.840	0.710
	7月	0.740	0.520
	8月	0.560	0.435
	9月	0.540	0.330
	10月(截至最後實際可行日期止)	0.395	0.340

5. 承諾及披露權益

經一切合理查詢後，盡董事所知，若購回授權獲股東批准，董事及彼等之聯繫人現無意據此出售任何股份予本公司。

本公司並無接獲其他關連人士(根據上市規則之定義)通知，彼等目前有意在購回授權獲股東批准後向本公司出售股份或已作出承諾不會出售股份。

董事已向聯交所作出承諾，在適用情況下，彼等將依據上市規則、公司法及適用法例行使本公司權力，按照購回授權購回股份。

本說明函件乃根據公司法第49BA(3)(b)條之規定而編制，並載有上市規則規定之所有資料以供 閣下考慮購回授權之事宜。

1. 股本

於最後實際可行日期，本公司的已發行股本為3,047,327,395股股份。

待載於通告內之第5(A)項普通決議案獲通過及假設本公司在股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回最多達304,732,739股股份。

2. 購回的理由

董事認為購回授權符合本公司及各股東最佳利益。行使購回授權或會提升本公司的每股資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。董事僅會在認為購回股份對本公司及股東有利時方會購回股份。

3. 購回股份的資金

在購回股份時，本公司只可動用依據本公司之組織章程大綱及細則與公司法許可作此用途之資金。按照公司法，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司法許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據購回授權，購回股份的資金將全部來自本公司內部資源及／或可動用之銀行融資。

倘全面行使購回授權，則可能會對本公司的營運資金或借貸水平有重大不利影響(與本公司於二零零八年六月三十日之最近期經審核賬目之狀況比較)。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事不擬購回任何股份。

要求於股東週年大會以點票方式表決之程序

根據組織章程細則第80條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時)以有效要求或根據上市規則以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 有權於大會上投票，並親身出席或由授委代表出席之最少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由授委代表出席之一名或多名股東；或

(d) 一名或多名親身出席大會之股東或其授委代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

根據組織章程細則第96條，若本公司股東乃法團身份，可以其董事決議案或其任何監管機構決議案酌情授權任何人士代表出席本公司任何會議或本公司任何股東分類之會議。授委人可代表該法團行使該法團之所有權力；就該法團之權力而言，該法團將被視為猶如自然人身份作為本公司股東。

無論　閣下擬出席股東週年大會與否，務請按隨附的代表委任表格上印備的指示將表格填妥，並於股東週年大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環金融街八號國際金融中心二期72-76樓。　閣下交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

此　致

本公司列位股東　台照

主席
李兆基
謹啟

二零零八年十月二十三日

建議本公司購回股份及發行股份之一般授權

本公司於二零零七年十二月三日舉行之去屆股東週年大會上授予董事一般性授權：(i)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份及(ii)配發、發行及處理不超過本公司於普通決議案通過之日已發行股本20%之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或組織章程細則規定須召開下屆股東週年大會之期限屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

股東週年大會亦將提呈數項獨立普通決議案，以一般授權方式授出發行授權(即假設於股東週年大會前並無配發或購回更多股份，可配發、發行及處理上限為609,465,479股股份之一般授權)予董事及將該發行授權加入本公司根據購回授權而購回之股份數額。

上市規則及公司法規定的説明函件載述於本通函附錄(一)。

建議重選退任董事

根據組織章程細則第116條，李家傑先生、李家誠先生、孫國林先生、劉壬泉先生、李寧先生、阮北耀先生及胡經昌先生將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄(二)。

建議修訂組織章程細則

董事建議組織章程細則作出輕微修訂，以「副主席」取代組織章程細則中提及所有「代理主席」之稱號。

組織章程細則之相關修訂須待股東於股東週年大會上以特別決議案通過。組織章程細則之建議修訂全文已載述於通告第六項之決議案內。

於本通函內，除文義另有所指外，下列詞彙將具有以下涵義：

「組織章程細則」	指	本公司之組織章程細則；
「股東週年大會」	指	謹訂於二零零八年十二月八日上午十一時正假座香港中環金融街八號四季酒店海景禮堂舉行之本公司股東週年大會；
「主席」	指	主持股東會議或董事會議之主席；
「本公司」	指	恒基兆業發展有限公司；
「公司法」	指	香港法例第三十二章公司條例及其任何修訂；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「發行授權」	指	配發、發行及處理不超過批准發行授權之決議案獲通過當日本公司已發行股本總面值20% 之股份之一般無條件授權；
「最後實際可行日期」	指	二零零八年十月十日，即本通函付印前之最後實際可行日期，以確定本通函所載之若干資料；
「上市規則」	指	聯交所證券上市規則；
「通告」	指	載於本公司截至二零零八年六月三十日止之年報內一份日期為二零零八年十月二十三日之股東週年大會通告；
「董事局報告」	指	載列於本公司截至二零零八年六月三十日止年度年報之本公司截至二零零八年六月三十日止年度董事局報告；

建議本公司購回股份及發行股份之一般授權

本公司於二零零七年十二月三日舉行之去屆股東週年大會上授予董事一般性授權：(i)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份及(ii)配發、發行及處理不超過本公司於普通決議案通過之日已發行股本20%之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或組織章程細則規定須召開下屆股東週年大會之期限屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

股東週年大會亦將提呈數項獨立普通決議案，以一般授權方式授出發行授權(即假設於股東週年大會前並無配發或購回更多股份，可配發、發行及處理上限為609,465,479股股份之一般授權)予董事及將該發行授權加入本公司根據購回授權而購回之股份數額。

上市規則及公司法規定的說明函件載述於本通函附錄(一)。

建議重選退任董事

根據組織章程細則第116條，李家傑先生、李家誠先生、孫國林先生、劉壬泉先生、李寧先生、阮北耀先生及胡經昌先生將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄(二)。

建議修訂組織章程細則

董事建議組織章程細則作出輕微修訂，以「副主席」取代組織章程細則中提及所有「代理主席」之稱號。

組織章程細則之相關修訂須待股東於股東週年大會上以特別決議案通過。組織章程細則之建議修訂全文已載述於通告第六項之決議案內。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
於香港註冊成立之有限公司
(股份代號：97)

執行董事：
李兆基博士*(主席兼總經理)*
李家傑*(副主席)*
林高演*(副主席)*
李家誠*(副主席)*
李達民
孫國林
李鏡禹
劉壬泉
李　寧
郭炳濠
黃浩明
薛伯榮

非執行董事：
胡寶星爵士
阮北耀
梁希文
胡家驃*(胡寶星爵士之替代董事)*

獨立非執行董事：
鄺志強
高秉強教授
胡經昌

註冊辦事處：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

有關本公司購回股份及
發行股份之一般授權
重選退任董事
及
修訂組織章程細則之建議

本通函旨在向　閣下提供有關購回授權、發行授權、重選退任董事及修訂組織章程細則之建議詳情，及尋求　閣下在股東週年大會上批准(其中包括)該等事宜。

「購回授權」	指	行使本公司之權力購回不超過批准購回授權之決議案獲通過當日本公司已發行股本總面值10% 之股份之一般授權；
「股份」	指	本公司股本中每股面值港幣0.20元之股份；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；及
「港幣」	指	港元，香港法定貨幣。

於本通函內，除文義另有所指外，下列詞彙將具有以下涵義：

「組織章程細則」	指	本公司之組織章程細則；
「股東週年大會」	指	謹訂於二零零八年十二月八日上午十一時正假座香港中環金融街八號四季酒店海景禮堂舉行之本公司股東週年大會；
「主席」	指	主持股東會議或董事會議之主席；
「本公司」	指	恒基兆業發展有限公司；
「公司法」	指	香港法例第三十二章公司條例及其任何修訂；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「發行授權」	指	配發、發行及處理不超過批准發行授權之決議案獲通過當日本公司已發行股本總面值20% 之股份之一般無條件授權；
「最後實際可行日期」	指	二零零八年十月十日，即本通函付印前之最後實際可行日期，以確定本通函所載之若干資料；
「上市規則」	指	聯交所證券上市規則；
「通告」	指	載於本公司截至二零零八年六月三十日止之年報內一份日期為二零零八年十月二十三日之股東週年大會通告；
「董事局報告」	指	載列於本公司截至二零零八年六月三十日止年度年報之本公司截至二零零八年六月三十日止年度董事局報告；

目　錄

頁次

釋義 1

董事局函件

建議本公司購回股份及發行股份之一般授權 4

建議重選退任董事 4

建議修訂組織章程細則 4

要求於股東週年大會以點票方式表決之程序 5

附錄(一) － 説明函件 6

附錄(二) － 將重選之退任董事之個人資料 9

重要通函　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本通函全部或任何部份內容而產生或引致的任何損失承擔任何責任。

閣下對本通函之內容如有任何疑問，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有恒基兆業發展有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
於香港註冊成立之有限公司
(股份代號：97)

有關本公司購回股份及
發行股份之一般授權
重選退任董事
及
修訂組織章程細則之建議

本公司謹訂於二零零八年十二月八日上午十一時正假座香港中環金融街八號四季酒店海景禮堂召開股東週年大會，大會通告詳載於截至二零零八年六月三十日止年度之年報內。

二零零八年十月二十三日

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 97)

RECEIVED
2008 NOV -7 A 9:21

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 8 December 2008 at 11:00 a.m. to transact the following business:

1. To receive and consider the Audited Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2008.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

6. To consider as special business and, if thought fit, pass the following resolution as a Special Resolution:

"THAT:

the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 78

by deleting all references to the words "Deputy Chairman" in the Article and substituting therefor the words "Vice Chairman".

(b) Article 123

by deleting all references to the words "Deputy Chairman" in the Article and substituting therefor the words "Vice Chairman"."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 23 October 2008

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 2 December 2008 to Monday, 8 December 2008, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 1 December 2008.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2008 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company under the said mandate being sought.

As at the date of this notice, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The board of directors of Henderson Investment Limited (the "Company") proposes minor housekeeping amendments to the Articles of Association so that all references in the Articles of Association to the designation "Deputy Chairman" shall be replaced with "Vice Chairman".

The proposed amendments to the Articles of Association are subject to the approval of the shareholders of the Company by way of a special resolution at the annual general meeting of the Company to be held on 8 December 2008 (the "Annual General Meeting"). Full text of the proposed amendments to the Articles of Association is set out in resolution number 6 of the notice of the Annual General Meeting. A circular containing, amongst other things, the proposed amendments to the Articles of Association will be despatched to the shareholders of the Company.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 23 October 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END

2008 NOV -7 A 9:21